02050217

File No. 1-14748

# SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

P.E. 7/31/02

## FORM 6-K

## Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-18 of

the Securities Exchange Act of 1934

For the month of july ,2002

OPEN JOINT STOCK COMPANY
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
(Translation of registrant's name into English)

PROCESSED
AUG 09 2002
P THOMSON FINANCIAL

5 DELEGATSKAYA STR., MOSCOW 103091, RUSSIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _❄_ Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes____ No _❄_

SEC MAIL PROCESSING SECTION
RECEIVED
AUG - 5 2002
WASH, D.C. 152

ROSTELECOM

Moscow Government
Moscow Registration Chamber
REGISTERED
June 26, 2002
Registry record # 21833
Representative of the Chamber (signature)
H.B. Modenova

APPROVED
by the General Shareholders' Meeting
on 1 June 2002
Minutes No. 1 of 10 June 2002

# CHARTER

# of

# Open Joint Stock Company Long-Distance and International Telecommunications "ROSTELECOM"

(RESTATED VERSION No. 5)

registered by the Moscow Registration Chamber
on 23 September 1993, Registration No. 0 2 1. 8 3 3
The City of Moscow 2002

"Rostelecom" (hereinafter the Company) is organized in accordance with the Law of the Russian Federation No. 1531-I "On Privatization of State and Municipal Enterprises in the Russian Federation" of 3 July 1991 as amended by the Law of the Russian Federation of 5 June 1992, and pursuant to the State Program for Privatization of State and Municipal Enterprises of the Russian Federation for the Year 1992 approved by Resolution No. 2980-1 of the Supreme Council of the Russian Federation of 11 July 1992.

The founder of the Company is the State Committee of the Russian Federation for Management of State Property.

The Company is the legal successor of the State Communications Enterprise "Rostelecom", and has thus acquired the rights and obligations arising from the interest in AO Intertelecom as well as the rights and obligations formerly held by the state enterprises incorporated into the "Rostelecom" State Enterprise.

Based on the decision adopted by the general shareholders' meeting of "Rostelecom" of 26 June 1999, the Company was reorganized by way of the accession to it of Moscow International and Long-Distance Telephone Open Joint Stock Company (JSC MMT) registered by the Moscow Registration Chamber on 22 September 1993, Registration No. 6316.

In accordance with the Act of Transfer of 17 June 1999 and Accession Agreement No. 465 of 17 June 1999, between the Company and JSC MMT, approved by the general shareholders' meeting of JSC "Rostelecom" on 26 June 1999 and by the general shareholders' meeting of JSC MMT on 29 June 1999, the Company is a legal successor to all rights and duties of the Moscow International and Long-Distance Telephone Open Joint Stock Company in respect of its obligations to all debtors and creditors, including obligations in dispute.

On 28 August 2000, the Moscow Registration Chamber registered the termination of JSC MMT as a result of its accession to JSC "Rostelecom".

The legal status of the Company is defined by the Civil Code of the Russian Federation, the Law of the Russian Federation "On Joint Stock Companies", other laws of the Russian Federation, other legal acts of the Russian Federation adopted by appropriate state bodies within their authority, and by this Charter.

In the event that the applicable legal norms of laws and other legal acts of the Russian Federation are amended or supplemented in the future, this Charter will remain effective in the part not contradicting the binding norms thereof.

In respect of issues not covered by this Charter, the Company shall be guided by the applicable laws of the Russian Federation as well as by other legal acts adopted by appropriate state bodies within their authority.

The Company is organized for an unlimited term.

## Article 1. Name and Location of the Company

1.1. The complete official name of the Company is Открытое акционерное общество междугородной и международной электрической связи "Ростелеком".

The short official name of the Company shall be OAO "Rostelecom".

1.2. The full business (official) name of the Company in English shall be Open Joint-Stock Company Long-Distance and International Telecommunications "Rostelecom".

The abbreviated business (official) name of the Company in the English language shall be OJSC "Rostelecom".

1.3. The Company's location is: 5 Ulitsa Delegatskaya, Moscow, 103091, Russian Federation.

At the above address, there shall also be located the permanent collective executive body of the Company – the Management Board.

The legal basis for the Company's executive body's presence at the above premises is provided in Agreement No. 89 of 31 August 1993, which entitles the Company to possess the state federal property with the right to exclusive operational management.

**Article 2. Legal Status of the Company**

2.1. The Company is a legal entity under the applicable laws of the Russian Federation, maintains a separate balance sheet, has round corporate seals showing its full official name in the Russian language and indicating its location, has current, currency and other bank accounts, has stamps, letterheads bearing its official name, operates its own logotype, has duly registered trademarks and other means of visual identification.

The Company is entitled to have an unlimited number of round seals intended, in particular, for use by the Director General, separate and other subdivisions constituting the Company's structure, for certification of bills (invoices), financial documents and other documents. Apart from the information compulsory under the applicable laws, the Company's seals may also bear a legend pointing to the special purpose thereof. The procedure for the manufacture and use of the Company's seals is established in the Regulations "On the Procedure for Manufacture and Use of the Seals and Stamps".

2.2. The Company came to possess the rights of a legal entity from the moment of its state registration on 23 September 1993.

2.3. To attain its business goals, the Company enters transactions on its own behalf, acquires property and non-property rights, undertakes obligations, may sue and be sued at court, arbitrazh court and arbitration court.

2.4. The Company owns property accounted on its separate books, including the property contributed to its charter capital by the founders when the Company was founded, as well as the property contributed to the Company as payment for its shares.

2.5. The Company is liable for its obligations to the extent of its property and property rights which may become subject to recovery under the applicable laws of the Russian Federation. The shareholders shall be liable for the Company's obligations to the extent of their contributions (their holdings of shares) to the Company's property unless the applicable laws of the Russian Federation and this Charter provide for otherwise. Shareholders who have not paid for their shares in full shall



bear joint and several liability for the Company's obligations, to the extent they have not paid the value of shares they hold.

2.6. The Company is not liable for obligations of the state and of the Company's shareholders, and the state is not liable for obligations of the Company.

2.7. The Company has the right to establish, both in the territory of the Russian Federation and abroad, branches and representative offices as well as subsidiaries and dependent companies, and the Company may have participation interest in the charter capitals thereof up to 100%.

2.8. The Company is entitled to organize business companies and partnerships jointly with Russian and (or) foreign natural and (or) legal persons.

The Company is entitled to have interest in (co-found) any legal entities in which joint stock companies are entitled to participate in compliance with the applicable laws of the Russian Federation.

2.9. Branches are separate subdivisions of the Company, located in places other than the Company's location and performing a part of the Company's functions, including representative functions. Decisions on the foundation and liquidation of branches (opening and closing of representative offices) are adopted by the Board of Directors of the Company.

2.10. The Company allocates to the branches fixed and current assets required to perform their designated functions of the Company. The property provided by the Company to the branches as well as the property acquired by the branches themselves shall be in the Company's ownership and accounted for on its books. Being an integral part of the Company, the branches use and dispose of the aforesaid property within the scope of their rights and authorities provided for by this Charter, executive and administrative documents of the Company, the Regulations on a Branch, and General Powers of Attorney issued by the Company to directors of branches.

2.11. Branches and representative offices do not constitute legal entities and participate in the Company's business on behalf of the Company on the basis of individual Regulations on the Branch approved by the General Director.

2.12. The Company is liable for obligations arising in the process of the branches' participation in business on behalf of the Company.

2.13. Subsidiaries and dependent companies are separate legal entities not liable for the Company's obligations, and the Company is not liable for obligations of its subsidiaries unless the applicable laws of the Russian Federation provide otherwise.

2.14. The Company independently works out plans of its production, business and other activities as well as programs for the social development of the workers' collective. The Company's plans shall be based on contracts made with consumers of products and services and with suppliers of material, technical and other resources, as well as on decisions of the Company's Executive Bodies and Board of Directors adopted within their authority established by this Charter.

2.15. The sale of products, performance of work and the provision of services is regulated by prices and rates established by the Company at its own discretion unless the applicable laws provide for otherwise.

2.16. The Company is authorized to join, on its own will, unions, associations, interindustry, regional and other affiliations, on terms complying with the applicable antimonopoly laws of the

Russian Federation and through the procedure stipulated by the laws and other legal acts of the Russian Federation.

2.17. The Company is authorized to hire, for its business, Russian and foreign specialists and independently decide on the form, system, amount and kind of their remuneration.

The Company is entitled to reimburse the Company's officers for damage incurred by them in the performance of their assigned responsibilities and/or the performance of the Company's representative functions and arising out of claims, suits and demands raised to the Company's officers and as a result of sanctions of a material nature enforced by third persons, including sanctions by state and municipal authorities.

The Company is entitled to make indemnity agreements relieving the Company's officers of liability for damage which the Company's officers may cause to third persons during their performance of their assigned functions and/or the Company's representative functions.

2.18. The Company is entitled to perform other activities not prohibited by the law.

2.19. To comply with the social, economic and tax policy of the state, the Company undertakes to arrange for the safekeeping of documents (managerial, financial, business, staff-related, and others), to transfer, for the safekeeping by the state, documents of historic and scientific value, and to provide for safekeeping and use, through an established procedure, of staff-related documents and personal information of the Company's employees.

**Article 3. Goals and Scope of Business of the Company**

3.1. The primary goal of the Company is satisfying the demand of the population, the business community, bodies of state government, other public agencies of the Russian Federation and other consumers, for services of long-distance and international communications, radio and television broadcast and data transfer, and to obtain profit.

3.2. The Company provides services of long-distance and international communications in compliance with issued licenses, arranges for, on a contractual basis, the transfer of information through backbone and central office networks, leases (on the basis of service) communication lines, line links, group and network paths, voice frequency channels, lines and means of sound and visual broadcast and data transfer channels, and carries out marketing research and sale of the services.

3.3. The Company operates, acquires, rents, and performs design and research works, functions as a tenant builder, reconstructs and builds new communication lines, data transfer networks and switch equipment, television, radio and radio broadcast systems and other objects of communications in the territory of the Russian Federation and abroad to satisfy consumer's demands for various services of long-distance and international communications, television, and radio broadcast.

The Company for its own purposes performs design, exploration and construction works in connection with construction and restoration of housing, warehouse buildings, transport communications and other infrastructure objects.

3.4. The Company arranges for transportation of goods and individuals to maintain operation of the existing and newly constructed communication facilities (shipping within the territories and republics within the borders of the Russian Federation, cities, regions).



3.5. As an entity with full legal capacity, the Company has civil rights and carries out duties necessary to perform all types of activities not prohibited by the applicable laws of the Russian Federation.

3.6. In cases provided for by applicable laws of the Russian Federation, the Company shall perform separate activities on the basis of licenses obtained through the established procedure.

3.7. The Company assures that all consumers have equal access to its proprietory communication lines and facilities, and provides priority access thereto to defense, government, security and law enforcement bodies, including in the case of emergency.

3.8. The Company performs foreign economic activities in accordance with the applicable laws of the Russian Federation.

3.9. The Company ensures the protection of state secrets, communication secrets and other secrets protected by applicable laws of the Russian Federation.

**Article 4. Branches and Representative Offices of the Company**

4.1. The Company includes branches and representative offices listed in the Attachment which is an integral part hereto.

4.2. The opening of other branches and other representative offices of the Company as well as the liquidation of branches and closing of representative offices is made upon a decision of the Board of Directors of the Company adopted by a simple majority of votes of directors present at the meeting.

The opening of other branches and representative offices of the Company as well as the liquidation of branches and closing of representative offices shall be deemed as the Company's reorganization.

4.3. Introduction of amendments and additions to the Company's Charter in connection with the opening of branches and representative offices of the Company and with the liquidation of branches and closing of representative offices are exercised upon the decision of the Board of Directors adopted by a simple majority of votes of directors present at the Board of Directors' meeting or by absentee voting.

4.4. After a decision on the foundation (liquidation) of a branch or a representative office is adopted by the Board of Directors of the Company, the General Director approves (declares ineffective) the Regulations on the relevant branch (representative office) in accordance with the Model Regulations on the Company's Branch (Representative Office) as approved by the Board of Directors of the Company. Amendments and additions to the Regulations on Branches (Representative Offices) shall be made by the order of the General Director also in accordance with the Model Regulations on the Company's Branch (Representative Office) as approved by the Board of Directors of the Company. Regulations on Branches (Representative Offices) as approved by the General Director and amendments and additions thereto are subject to subsequent approval by the Board of Directors of the Company

4.5. The director of each branch is appointed by the General Director and acts on the basis of a general power of attorney issued by the Company. The director of a branch is a deputy of the General Director of the Company in the event that this is expressly provided for in the Regulations on this particular branch. The General Director shall enter into (terminate or amend) the employment contract with head/director appointed (dismissed) of the branch (representative office).

4.6. The director of a branch shall act on behalf of the Company within the scope of authority granted to him (her) by the general power of attorney and the Regulations on the Branch. In the event that a director of a branch causes damage to the Company, he (she) shall become liable to reimburse the Company for the full amount of damage in accordance with Clause 3 of Article 53 of the Russian Federation Civil Code.

4.7. A branch participates in business on behalf of the Company, in the territory constituting the branch operation area (hereinafter "Operation Area of the Branch") approved by the Company. The Operation Area of the Branch may cover territories of several subjects of the Russian Federation. In the Operation Area of the Branch, the Company shall operate subdivisions included in the branch structure and subject to its administrative control.

4.8. A branch is financed solely from the Company's Funds. Depending on the functions performed by the branch, the Company shall arrange for the financing required for the current operations, centralized supply, capital construction, maintenance of social objects, fulfillment of the collective agreement with employees, mobilization readiness, and expenses required for the operation of special communication facilities.

4.9. The financing of current operations of a branch is based on and regulated by the budget established by the Company for a certain period of time. Herewith, the budget shall show all expenses carried by the branch, regardless of the sources used by the Company to finance such expenses.

4.10. To arrange for the financing of a branch, the Company opens bank accounts, if necessary, for different types of financing, arranges for a cash office and provides the director of the branch with authorities to dispose of the funds available on these accounts and in the cash office.

4.11. To expedite settlements with the buyers of its goods (works, services), the Company may open current accounts with banks in the location of the branch, and arrange cash offices for settlements in cash. A director of a branch is not authorized to dispose of funds held on such accounts and in the cash office.

4.12. A branch is not an independent tax payer, nor does it have the right to sell goods (works, services) independently. A branch shall perform the Company's obligations to pay taxes and duties in accordance with applicable tax laws and the Procedure for Settlement with the Budget and Off-Budget Funds of OJSC "Rostelecom" approved by the General Director of the Company and being a part of the Accounting Policy of the Company.

**Article 5. Charter Capital. Placed and Authorized Shares**

5.1. The Charter Capital of the Company is comprised of 2,428,819.4725 (two million four hundred twenty eight thousand eight hundred nineteen and four thousand seven hundred twenty five ten-thousandths) Rubles and is defined as a total of the nominal values of the placed shares.

Following the Company's registration, the holding of the check and cash auctions, the cancellation of shares bought-out from shareholders in the process of the reorganization, and the placement of shares following the reorganization, the Company has shares placed as follows:

728,696,320 (seven hundred twenty eight million six hundred ninety six thousand three hundred twenty) common shares;

242,831,469 (two hundred forty two million eight hundred thirty one thousand four hundred sixty nine) preferred shares (Type A).



5.2. The nominal value of a share of either category is 0.0025 (twenty five ten-thousandths) Ruble each.

All shares of the Company are registered shares and in non-documentary form.

Preferred shares are issued within 25 (twenty five) percent of the amount of the Charter Capital specified in Clause 5.1. hereof.

In accordance with this Charter, the nominal value of the placed preferred shares of all types may not be established in an amount exceeding 25 (twenty five) percent of the Charter Capital of the Company.

5.3. The Charter Capital shall determine the minimum amount of the Company's property securing interests of the creditors of the Company.

5.4. The Company has 905,330,221 (nine hundred five million, three hundred thirty thousand two hundred twenty one) units of authorized common shares with a nominal value of 0.0025 (twenty five ten-thousandths) Rubles each, which the Company is entitled to place in addition to the placed common shares through the procedure established in this Charter, and which, upon the placement, shall provide to the owners thereof the same rights as those provided by the common shares.

5.5. The Company has 531 (five hundred thirty one) units of authorized preferred shares of Type A with a nominal value of 0.0025 (twenty five ten-thousandths) Rubles each, which the Company is entitled to place in addition to the placed preferred shares through the procedure established in this Charter, and which, upon the placement, shall provide to the owners thereof the same rights as those provided by the preferred shares of Type A.

**Article 6. Increase of the Charter Capital**

6.1. The Company's Charter Capital may be increased through the procedure stipulated by the applicable laws of the Russian Federation and by this Charter, as follows:

6.1.1. by increasing the nominal value of shares;

6.1.2. by placing additional shares.

6.2. The Charter Capital may be increased without payment by shareholders for the shares in cash of in other form, within the limits of the value of the Company's net assets, by revaluating the fixed assets or by applying one of the procedures for increasing the Company's property stipulated in Clause 6.1. hereof.

6.3. A decision to increase the Company's Charter Capital by increasing the nominal value of shares is adopted by the general shareholders' meeting of the Company upon a proposal made by the Board of Directors of the Company only.

6.4. Any decision to increase the Charter Capital by placing additional shares shall be adopted by the unanimous vote of all members of the Board of Directors, while votes of retired members of the Board of Directors shall not be counted in the voting.

At that vote, the Board of Directors establishes:

- the number of the authorized common shares scheduled for placement (in case common shares are to be issued);

- the number of authorized preferred shares of a definite type intended for placement (in case preferred shares are to be issued);
- the date of commencement of the placement of shares which may not be established as a date earlier than 45 (forty five) days following the moment of adopting such decision by the Board of Directors if shares are to be placed through public subscription, as well as the period of placement of the shares which may not be established later than six months following the moment of commencement of the shares placement;
- the placement price in the event that the Company intends to place voting shares and securities convertible into voting shares through a public subscription and if the shares are to be paid in monetary form, or a way to determine such price;
- the placement price or a procedure to determine the price of additional shares to be placed among the shareholders enjoying a preemptive right to acquire the shares placed by the Company;
- the procedure for placing shares through a public or closed subscription;
- the term and procedure for payment for the placed shares;
- other terms of placement of the shares not contradicting the applicable laws of the Russian Federation, other legal acts or this Charter.

In the event that the Board of Directors fails to arrive at a unanimous decision on an issue specified in this Clause, the Board of Directors may decide to refer the issue of increasing the Charter Capital by placing additional shares to the general shareholders' meeting.

6.5. An increase of the charter capital of the Company through placement of additional shares by way of closed subscription, as well as an increase of the charter capital of the Company through placement of additional shares by way of open subscription in the event the number of shares additionally placed by way of an open subscription exceeds twenty-five (25) percent of the shares previously placed by the Company shall be made by decision of the general shareholders' meeting of the Company approved by a three-quarters' majority of votes of the shareholders holding the Company's voting shares and participating in the meeting.

An increase of the charter capital of the Company through placement of additional shares by way of open subscription shall be by decision of the Board of Directors of the Company unanimously approved by all the members of the Board of Directors without regard for the retired members of the Board of Directors in the event the number of the additionally placed shares is twenty-five (25) or less percent of the shares previously placed by the Company.

An increase of the charter capital of the Company through placement of additional shares at the cost of Company property shall be made by decision of the Board of Directors of the Company approved unanimously by all the members of the Board of Directors of the Company without regard for the votes of the retired members of the Board of Directors.

6.6. The number of authorized shares to be placed when the Charter Capital is increased by placing additional shares shall not exceed the number stipulated in Clause 5.4. hereof.

6.7. Following the expiration of the term for placement of shares established in accordance with Article 6 hereof, or following the placement of the last of the shares allocated for placement, the Board of Directors shall, within twenty days, approve the results of the placement of additional shares. Such approval shall be made by a majority of votes of the members of the Board of Directors participating in the meeting.



**Article 7. Decrease of the Charter Capital**

7.1. The Company's Charter Capital may be decreased through the procedure stipulated by the applicable laws of the Russian Federation and by this Charter, as follows:

7.1.1. by decreasing the nominal value of the placed shares of the Company;

7.1.2. by canceling the shares bought-out by the Company upon the decision of the Board of Directors and not sold by the Company within one year from the date of their buy-out by the Company;

7.1.3. by acquiring part of the shares so as to reduce their total number by decision of the general shareholders' meeting;

7.1.4. by canceling the shares bought-out by the Company through a procedure stipulated in this Charter.

7.2. The decision to decrease the Charter Capital through any of the aforementioned procedures shall be adopted at the general shareholders' meeting by a majority of votes of the shareholders holding voting shares and participating in the general shareholders' meeting.

7.3. In the event that the Company's balance sheet includes shares acquired upon the decision of the Board of Directors or bought-out through the procedure provided for herein, shares (other than the shares bought-out during the Company's reorganization), the general shareholders' meeting shall be entitled to decide to reduce the charter capital by redemption of all or part of such shares. In the event that the aforementioned shares are maintained on the Company's balance longer than one year, the Board of Directors shall include the matter of reducing the charter capital by redemption of all such shares in the agenda of the nearest annual or extraordinary meeting of shareholders.

7.5 [sic!] Not later than 30 (thirty) days following the date of the general meeting decision to reduce the Charter Capital through the procedure stipulated in this Charter, the General Director determines all creditors of the Company and notifies them on the decision by sending registered letters.

Herewith, the creditors, not later than 30 (thirty) days from the date of sending a notice on the Charter Capital decrease, may request from the Company to discharge or prematurely fulfill its obligations and reimburse them for the losses involved.

7.6. The Company shall not be entitled to decrease its Charter Capital if, as a result of such decrease, the amount of the Charter Capital becomes less than a thousand minimum monthly wage established by the law of the Russian Federation as of the date the appropriate amendments to this Charter submitted to the state registration, and in the event that the Company must decrease its Charter Capital subject to the requirements of the applicable laws – as of the date of the state registration of the Company.

**Article 8. Placement and Payment of the Shares**

8.1. The Company is entitled to place its shares and other securities convertible into shares through both public and closed subscriptions, except in cases when the applicable laws of the Russian Federation permit the placement of shares only through public subscription.

The procedure and term of the shares' placement through public or closed subscription shall be determined by the Board of Directors or the general shareholders' meeting of the Company, as stipulated in Clause 6.4. and Clause 6.5. hereof.

8.2. When increasing the Charter Capital by placing additional shares, the shares being placed are to be paid for at a market value which shall be established by the Board of Directors upon the determination of the Charter Capital increase, through the procedure and by methods stipulated by the applicable laws of the Russian Federation. Herewith, the market value of the shares being placed may not be established lower than their nominal value.

The Company shall place shares at equal price which shall be applicable to all buyers of the securities during the whole term of placement.

8.3. When additional shares are placed the Company and any buyer of shares sign a civil law agreement on the purchase of shares. Pursuant to such agreement, the placed shares shall be paid for within the term specified pursuant to the decision on their placement, but not later than one year following the moment of placement thereof. The shares payable in monetary form shall be paid for at the moment of acquisition thereof in accordance with the decision on placement of such shares. The shares which are not paid in monetary form, are to be paid in full at their acquisition unless the decision on placement of additional shares provides for otherwise.

8.4. The shares being placed may be paid for in money, securities, other property or property rights, or other rights valued in money.

Herewith, the shares being placed may not be paid by offsetting the buyer's claims to the Company, nor may such shares be paid with other securities of the Company.

The form of payment for the additional shares is to be determined by the decision on the placement of such shares.

In the event that additional shares are placed through the public subscription, the payment for the shares shall be effected only in monetary form unless the decision on the placement of additional shares provides for otherwise.

8.5. Where the shares are to be paid up in non-monetary form, the monetary value of the property contributed as payment for the shares shall be determined by a majority of votes of members of the Board of Directors present at the meeting. Herewith, the market value of the property contributed as payment for the shares shall be determined through a procedure established by the applicable laws.

8.6. The Auditing Commission of the Company shall select and retain an independent valuator, when there is payment of shares with non-monetary means whose participation in assessing the market value of the contributed property is a mandatory requirement of the applicable laws of the Russian Federation.

**Article 9. Rights and Obligations of Shareholders Holding Common Shares**

9.1. Each common share of the Company shall provide to its holder an equal scope of rights.

9.2. Each holder of common shares of the Company shall be entitled:

9.2.1. to sell and otherwise dispose of the shares held any time without a prior agreement with other shareholders or approval from the bodies of the Company;



9.2.2. to participate in a general shareholders' meeting with the right to vote on all matters within its competence. In the event that the shareholder has acquired the ownership of the shares after the approval by the Board of Directors of the list of shareholders entitled to participate in the general shareholders' meeting, the shareholder shall be entitled to participate in the meeting only on the basis of a power of attorney issued by the former holder of the shares;

9.2.3. to receive dividends if such are declared and paid out through the procedure stipulated by this Charter;

9.2.4. to receive a part of the property or the value of a part of the Company's property remaining in the course of the Company's liquidation, after the settlements with creditors, in proportion to the shares held by the shareholder, through the procedure and in the order stipulated by the applicable laws of the Russian Federation and this Charter;

9.2.5. to receive from the Company's registrar extracts form the shareholders register certified with the registrar's seal, to receive information on its personal account as well as other information provided for by the legal acts of the Russian Federation, in the form, on the conditions, through the procedure and within the term established in the Regulations on Keeping the Shareholders Register approved by the Company's registrar within its authority;

9.2.6. to obtain information contained in this Charter, the Certificate of State Registration of the Company and other Company documents other than documents containing state or commercial secrets;

9.2.7. in cases provided for by the applicable laws of the Russian Federation, to defend, through a legal procedure, its infringed civil rights and demand recovery of damages from the Company;

9.2.8. to require from the Company a buy-out of all or a part of the holder's shares, in cases and through the procedure stipulated by the applicable laws of the Russian Federation;

9.2.9. to sell shares to the Company in the event that the Company decides to buy-out such shares;

9.2.10. to require from the Company an extract from the list of persons entitled to participate in the general meeting of the shareholders, containing information on the shareholder.

A shareholder has to pay for the services related to the provision of the required documents in accordance with the price list approved by the Management Board of the Company. Herewith, the prices for such services shall not exceed the cost of making copies of the documents and sending the documents by mail.

9.3. A shareholder or a group of shareholders holding, in aggregate, not less than 2 (two) percent of the common shares of the total number of the placed voting common shares of the Company as of the date of proposing items to the agenda, is entitled to enter items into the agenda of the annual meeting of shareholders as well as to propose candidates to the Board of Directors, the Auditing Commission and the counting commission of the Company for the election at the annual or extraordinary meeting of shareholders, through the procedure, on conditions and within the term established by this Charter.

9.4. A shareholder or a group of shareholders holding, in aggregate, not less than 10 (ten) percent of the common shares of the total number of the placed voting common shares of the Company, is entitled:

- to require convening of and, in cases stipulated by the applicable laws of the Russian Federation, to convene a special general shareholders' meeting of the Company;
- to require the auditing (an audit check) of the financial and business activities of the Company.

9.5. Each holder of common shares of the Company is obliged to:

- pay for the purchased Company's placed shares through the procedure, in the amount, form and within the term established by this Charter and the decision on the placement of such securities.
- not disclose confidential information relating to the Company's activities;
- fulfill other obligations provided for in this Charter, internal documents of the Company, as well as comply with decisions of the general shareholders' meeting and of the Board of Directors adopted within their authority.

9.6. In the event of placement by the Company of additional shares and the issue of securities convertible into shares which are placed through public subscription, the Company's shareholders shall have the preemptive right to acquire such shares to the extent proportional to their shareholdings of the respective category (type), which shall be exercised in accordance with the procedure established under federal law.

9.7 The Company's shareholders shall have the right of access to the documents provided for under Section 35.1 of this Charter in the manner determined under Article 91 of the Federal Law "On Joint Stock Companies" and Article 35 of this Charter.

**Article 10. Rights and Obligations of Holders of Preferred Shares of Type A**

10.1. Each preferred share of Type A shall provide to its holder an equal scope of rights.

10.2. The holders of preferred shares of the Company shall not be entitled to vote at a general shareholders' meeting unless the applicable laws of the Russian Federation and this Charter provide for otherwise.

10.3. The holders of preferred shares of Type A shall be entitled to receive a fixed annual dividend unless this Charter stipulates otherwise. The total amount payable as a dividend on each preferred share of Type A shall be established as 10 (ten) percent of the Company's net profit upon results of the last financial year, divided by the number of shares constituting 25 (twenty five) percent of the Charter Capital of the Company. Herewith, if the amount of dividends payable by the Company on each common share in a given year exceeds the amount payable as dividend on each preferred share of Type A, the amount of the latter dividend may be increased up to the amount of the dividend payable on common shares.

10.4. Each holder of a preferred share of Type A shall be entitled:

10.4.1. to sell and otherwise dispose of the shares held any time without a prior agreement with other shareholders or approval from the bodies of the Company;



10.4.2. to participate in a general shareholders' meeting with the right to vote on matters relating to reorganization and liquidation of the Company.

10.4.3. the holders of preferred shares of Type A are entitled to vote at the meetings of shareholders in the cases when the adoption of amendments or additions to this Charter shall involve restriction of rights of the holders of preferred shares, including cases establishing or increasing the amount of the dividend and (or) establishing or increasing the liquidation quota payable on preferred shares of the previous order of priority, or in the case of providing to the holders of preferred shares of other types of privileges in respect of the order of priority for paying the dividend and (or) liquidation value of the shares.

The holders of preferred shares of Type A, the amount of dividend on which is established in this Charter, shall be entitled to participate in a general shareholders' meeting with the right to vote on all items of the meeting agenda, starting from the meeting following an annual general shareholders' meeting which has decided not to pay out the dividends or decided to pay out only a part of the dividends on preferred shares of Type A. The right of holders of preferred shares of Type A to participate in a general shareholders' meeting shall be terminated as of the moment the dividend on such shares are paid in full;

10.4.4. in the event of the Company's liquidation, to receive a part of the property or the value of a part of the property remaining after settlements with the Company's creditors. Herewith, the property remaining after the creditors' claims have been satisfied shall be used to effectuate payments through the following procedure:

- available unpaid dividends on preferred shares of Type A shall be paid out;
- holders of preferred shares of Type A shall be paid the nominal value of the shares they hold;
- the remaining property shall be distributed among the holders of preferred shares of Type A and of common shares in proportion to their shareholdings in the total number of the shares placed by the Company, adjusted for the value of the preferred shares of Type A (liquidation value of preferred shares of Type A) paid out earlier;

10.4.5. to receive from the Company's Registrar extracts from the shareholders register and other information through the procedure stipulated for the holders of common shares of the Company in Clause 9.2.5. hereof;

10.4.6. to receive information contained in the Company's documents listed in Clause 9.2.6. hereof, through the procedure stipulated by this Charter for the holders of common shares of the Company;

10.4.7. to exercise rights specified in Clauses 9.2.1., 9.2.7., 9.2.8., 9.2.9. hereof, in accordance with the applicable laws and this Charter;

10.5. Each holder of preferred shares of Type A is obliged:

- not to disclose confidential information relating to the Company's activities;
- to perform other obligations stipulated by this Charter, internal regulations of the Company and comply with the decisions of a general shareholders' meeting and the Board of Directors adopted within their authority.

### Article 11. Distribution of Profit. Funds

11.1. Profit of the Company shall be subject to taxation through the procedure stipulated by the applicable laws of the Russian Federation. The profit remaining with the Company after the payment of taxes and other compulsory payments payable to the budget shall be at the sole disposal of the Company and used by the Company at its own discretion.

11.2. The Company shall establish a reserve fund, by allocating, every year, 5 (five) percent of the Company's net profit until the reserve fund constitutes 15 (fifteen) percent of the Charter Capital of the Company.

The reserve fund shall be used to cover the Company's losses as well as to buy-out the Company's shares, in case other funds are unavailable, in such cases and through such procedure as stipulated in this Charter.

The reserve fund may not be used for other purposes.

11.3 In order to secure the Company's obligations and assure its production-related and social development at the cost of the Company's profits and other revenues, the general shareholders' meeting may, by deciding on the matter specified in Section 14.2.9 of this Charter, decide to establish other funds.

### Article 12. Dividends of the Company

12.1. Once a year, the Company is entitled to take a decision on (declare) the payment of dividends on placed shares. Herewith, the Company shall not guarantee the payment of dividends on the common shares unless the general shareholders' meeting adopts an appropriate decision.

A decision on paying the annual dividends, the amount and form of the dividend payable on the shares of each category (type) shall be adopted by the general shareholders' meeting upon approval of the distributed profit.

12.2. Dividends on the preferred shares shall be paid out in an amount established in Clause 10.3. hereof.

12.3. Dividends shall be paid out of the Company's net profits based on the financial year results as specified in the annual profit and loss statement of the Company. Dividends on Type A preferred shares may be paid out of the funds specially designated for the purpose; the amount of such funds shall be determined so that the amount of dividends paid out of such funds not be lower than what is specified in Section 10.3 of this Charter.

12.4. To exercise the payment of dividends, the Company's Board of Directors shall draw up the list of persons entitled to receive the annual dividends. Such list shall include shareholders and nominee holders registered with the Register of Shareholders of the Company as of the date of drawing up the list of persons entitled to participate in the annual general shareholders meeting.

12.5. The term for paying out the annual dividends (including the payment commencement date) shall be determined by the decision adopted by the general shareholders' meeting in respect of the payment of the annual dividends. Herewith, the payment of dividends on the preferred shares shall commence not later than 60 (sixty) days following the date of the decision adopted by the shareholders meeting in respect of the payment of dividends and, additionally, on the date of commencing the payment of dividends on the common shares, if, in compliance with Clause 10.3. hereof, the amount of the dividend payable on the preferred shares must be increased up to the amount of the dividend payable on common shares.



12.6. When adopting a decision on (declaring) the payment of dividends, the Company shall be guided by limitations on the payment (declaration) of dividends established by the applicable law of the Russian Federation.

12.7. The Company shall pay out dividends in monetary form, with the exception of the case when the general shareholders' meeting may decide, in respect of the annual dividend on the common shares, to pay out dividends in other form. Dividends on the preferred shares of Type A shall be paid out only in monetary form.

### Article 13. Register of Shareholders. Registrar of the Company.

13.1. The Company shall provide for keeping of the register of the Company's shareholders in accordance with the requirements of the legal acts of the Russian Federation.

13.2. The register of the shareholders of the Company is held by a professional participant of the securities market (Registrar), performing the keeping of register of shareholders as an exclusive activity and holding a license of a standard form to perform such activity.

The keeping of the register shall comply with the Regulations on Keeping the Shareholders Register approved by the Registrar of the Company.

13.3. A person registered in the register of shareholders shall timely notify the Registrar on any changes in its individual data. In the event that such person fails to notify the Registrar on the changes in its individual data, the Company and the Registrar will not be responsible for the damages arising in connection therewith.

13.4. In cases stipulated by the law of the Russian Federation, the Company's Registrar shall perform functions of the Counting Commission of the Company.

At that, the Registrar ascertains powers of and registers the persons intending to participate in the general shareholders' meeting of the Company, determines quorum of the general shareholders' meeting, provides for the settlement of questions relating to the exercise by shareholders (their representatives) of the right to vote at the general shareholders' meeting, explains the procedure for voting on the items included into the meeting agenda, counts votes and summarizes the balance of votes, draws up the protocol on voting results, and transfers the voting ballots to the archive.

Upon performing functions of the Counting Commission, the Registrar complies with the requirements contained in the internal documents of the Company.

### Article 14. Competence of the General Shareholders' Meeting

14.1. The highest management body of the Company is the general shareholders' meeting of the Company.

14.2. The competence of a general shareholders' meeting includes the following matters which may not be transferred for decision to the Board of Directors, General Director or the Management Board:

> 14.2.1. introduction of amendments and additions to this Charter with the exception of cases stipulated in p. 4.3. hereof, or approval of a restated version of the Charter of the Company, which is adopted by not less than three quarters of the votes of

Shareholders holding voting shares of the Company and participating the meeting, with the exception of cases stipulated in Clause 31.3. hereof;

14.2.2. the Company's reorganization, the decision on which shall be adopted by not less than three quarters of the voting shares of the Company participating in the meeting;

14.2.3. the Company's liquidation, appointment of the Liquidation Committee, approval of the interim and final liquidation balance sheets, the decisions on which shall be adopted by Shareholders holding voting shares not less than three quarters of the Company's voting shares participating in the meeting;

14.2.4. election of members to the Board of Directors, the decision on which is adopted by cumulative voting. Premature termination of powers of the members of the Board Directors, the decision on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting.

14.2.5. determination of number, nominal value, category (type) of authorized shares, the decision on which shall be adopted by not less than three quarters of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.6. decrease of the Charter Capital of the Company, the decision on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.7. election of members to the Auditing Commission and premature termination of their powers, the decision on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.8. approval of the external auditor of the Company, the decision on which shall be adopted by a simple majority of the voting shares of the Company participating in the meeting;

14.2.9. approval of the annual reports of the Company; annual accounting statements, including the profit and loss statements of the Company; distribution of profit including the payment (declaration) of dividends, approval of the amount, form and term of dividends payable on each category and type of the shares, approval of losses upon a financial year results, the decisions on which shall be adopted by a majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.10. approval of the Regulations on the Board of Directors, Regulations on the Auditing Commission, Regulations on the General Director, Regulations on the General Shareholders Meeting, as well as of amendments and additions to such Regulations, the decisions on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.11. determination of the procedure for holding a general shareholders' meeting drawn up in the form of the Regulations on the General Shareholders Meeting, introduction of amendments and additions to such Regulations, the decision on which



shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.12. placement, by way of public subscription, of additional common shares constituting more than 25 (twenty five) percent of the common shares placed before, the decision on which shall be adopted by not less than three quarters of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.13 increase of the charter capital of the Company through placement of additional shares by way of open subscription in the event the number of additionally placed shares exceeds twenty-five (25) percent of the common shares previously placed by the Company; such decision shall be approved by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

14.2.14 increase of the charter capital of the Company through placement of additional Company shares by way of closed subscription; such decision shall be approved by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

14.2.15 placement by the Company of bonds convertible into shares and of other issue securities convertible into shares in the event such bonds (other issue securities) are placed by way of closed subscription or open subscription provided that, in the event of open subscription, bonds convertible into Company shares (other issue securities) may be converted into common shares of the Company totaling more than twenty-five (25) percent of the previously placed common shares; such decision shall be approved by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

14.2.16. splitting and consolidation of the Company's shares, the decision on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.17. approval of transactions in cases and through the procedure stipulated in Clause 31 of this Charter;

14.2.18. approval of major transactions in cases and through the procedure stipulated in Clause 31 of this Charter;

14.2.19. taking decision on the payment (declaration) of annual dividends, approval of the amount, form and term of payment of the dividends payable for each category and type of shares, which is adopted upon the distribution of the Company's profit and loss upon results of the financial year;

14.2.20. decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Law of the Russian Federation "On Joint Stock Companies", which shall be adopted by not less than three quarters of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.21. decision on participating in holding companies, financial and industrial groups, associations and other affiliations of commercial organizations, which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.22. decision on matters on which members of the Board of Directors have failed to vote unanimously, as required by this Charter or the federal laws of the Russian Federation in order to adopt such decision;

14.2.23. reimbursement, at the Company's expense, of expenses in connection with the preparation and holding of an extraordinary meeting of shareholders in the event that, in violation of the requirements of the applicable laws of the Russian Federation, the Board of Directors has failed to adopt the decision on convening the extraordinary meeting of shareholders and such meeting has been convened by third persons, the decision on which is to be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.24. formation of the Counting Commission of the general shareholders' meeting, if the number of shareholders of the Company is less than 500, the decision on which is to be adopted by a majority of the voting shares of the Company participating in the meeting;

14.2.25. decisions on other matters referred by this Charter to the competence of a general shareholders' meeting.

14.3. A general shareholders' meeting shall be entitled to adopt decisions on the matters stipulated in Clauses 14.2.2, 14.2.10, 14.2.12, 14.2.13, 14.2.14, 14.2.15, 14.2.16, 14.2.17, 14.2.18, 14.2.19, 14.2.20, 14.2.21, 14.2.22 and 14.2.23 if proposed by the Board of Directors only.

14.4. A general shareholders' meeting shall also be competent to decide on other matters which are regarded by the applicable laws of the Russian Federation as within the competence of a general shareholders' meeting.

14.5. Apart from the Board of Directors, no other persons, entitled under this Charter to propose items to the agenda of an annual or extraordinary meeting of shareholders, may request from the Board of Directors inclusion of the items listed in Clause 14.3 hereof into the agenda.

14.6. A general shareholders' meeting is not entitled to consider and adopt decisions on matters not referred by this Charter to its competence.

14.7. A general shareholders' meeting shall not be entitled to adopt decisions on items not included into the meeting agenda, nor shall it be entitled to amend the agenda.

**Article 15. Annual General Shareholders' Meeting**

15.1. The Company convenes an annual general shareholders' meeting through the procedure stipulated by this Charter and the Regulations on the General Shareholders Meeting.

15.2. An annual meeting of shareholders shall be held within a term determined by the Board of Directors and may not be held earlier than four months or later than six months following the end of the financial year of the Company.



15.3. Decisions on the following matters are to be taken by the annual general shareholders' meeting:

15.3.1. approval of the Company's annual report submitted by the Board of Directors; approval of the annual accounting statements, profit and loss statements of the Company; distribution of profit, including the payment (declaration) of dividends, approval of the amount, form and term of payment of dividends payable on each category and type of shares, approval of losses of the Company upon results of the financial year;

15.3.2. election of members of the Board of Directors;

15.3.3. election of members of the Auditing Commission;

15.3.4. approval of the Company's external auditor.

The agenda of an annual meeting of shareholders may include other matters of an annual meeting of shareholders falling within its competence pursuant to the law of the Russian Federation and this Charter.

15.4. The procedure for conducting an annual meeting of shareholders and notifying the shareholders on convening of the meeting, and the list of materials provided for the shareholders' reference (information on the forthcoming annual meeting of shareholders) shall be determined by the Board of Directors and approved by a majority of its present votes in accordance with the provisions of this Charter and the Regulations on the General Meeting of Shareholders.

**Article16. Extraordinary General Shareholders' Meeting**

16.1. All general meetings of shareholders of the Company, other than the annual meeting, are deemed as extraordinary meetings.

16.2. An extraordinary meeting of shareholders is held upon the decision of the Board of Directors, adopted by a majority of votes of its members participating in the meeting, upon its own initiative, upon a request of the Auditing Commission, external auditor of the Company, as well as upon the request of a shareholder (shareholders) owning, as of the date of the request, not less than 10 (ten) percent of the voting shares of the Company.

Such request shall be submitted through the procedure and within the term stipulated in the Regulations on the General Shareholders Meeting.

16.3. The decision of the Board of Directors initiating convention of an extraordinary meeting of shareholders must approve:

- items of the agenda;
- a clear statement of the reasons for submitting the matters for discussion at the meeting;
- the form of holding of the meeting.

16.4. Within 5 (five) days of the date the request is submitted to the Board of Directors, it shall decide either to convene the extraordinary meeting of shareholders or reject the aforementioned request.

16.5 The Board of Directors may adopt a decision rejecting the convention of an extraordinary meeting or refusing the inclusion of some of the proposed items into the agenda only in the following cases:

- the item (all items) proposed for the agenda of the general shareholders' meeting is not referred by the applicable laws and this Charter to the competence of the meeting;
- shareholders, initiating the request, do not hold, as of the date such request is submitted to the Company, a number of voting shares necessary to convene an extraordinary meeting of shareholders;
- initiators of the convention are persons who are not registered, including through a nominee holder, with the register of shareholders, and (or) do not hold the powers of a representative of the relevant shareholders;
- the request to convene an extraordinary meeting of shareholders contains insufficient information or misses documents which are required to be enclosed thereto by this Charter and the Regulations on the General Shareholders Meeting;
- matters which, in accordance with this Charter, are allowed to be submitted for discussion at a general shareholders' meeting only upon the initiative of the Board of Directors have been proposed by other persons initiating the convention of the extraordinary meeting of shareholders;
- an issue of the agenda contained in the request for convening an extraordinary meeting of shareholders has already been included into the agenda of the extraordinary or annual meeting of shareholders which is convened in accordance with the Board of Directors' decision adopted earlier than such request has been received;
- an item (all items) proposed for the agenda of the general meeting does not comply with the requirements of the Law of the Russian Federation "On Joint Stock Companies" and other legal acts of the Russian Federation;
- the procedure for submitting a request for convening a general meeting established by the Law of the Russian Federation "On Joint Stock Companies" and this Charter has not been complied with.

16.6. A substantiated decision rejecting the extraordinary meeting convention or an issue proposed for the agenda shall be sent to the persons initiating the convention of such meeting, not later than 3 (three) days following the adoption of the relevant decision.

**Article 17. Forming the Agenda of a General Shareholders' Meeting**

17.1. The agenda of a general shareholders' meeting is to be approved by the Board of Directors of the Company.

The procedure for submitting proposals and approving the agenda of an extraordinary meeting of shareholders is established by this Charter and the Regulations on the General Shareholders Meeting.

17.2. Shareholders (a shareholder) holding in aggregate, not less than 2 (two) percent of the voting shares of the Company as of the date the proposal is submitted are entitled to propose items for the agenda of an annual meeting of shareholders not later than 45 (forty five) calendar days following the end of the financial year.

17.3. The items proposed for the agenda are to be submitted in writing by registered mail with return receipt requested, to the Company's address or delivered to the Company's office.

The date the proposal is submitted shall be determined as the mail delivery date or the date of delivery to the office of the Company.



17.4. A proposal of the items for the agenda of the annual meeting of shareholders should contain:

- statement of the items proposed for the agenda;
- full name (corporate name) of the shareholder (shareholders) submitting the issue, and information on the owned shares (number, category, type);
- signature of the shareholder (shareholders) or its authorized representatives. In the event that the proposal is signed on behalf of the shareholder by its authorized representative, the items proposed for the agenda shall be enclosed with a notarized copy of the power of attorney or other evidence of the shareholder representative's authority (including the protocol on the election as a person authorized to represent the legal entity shareholder without a power of attorney).

17.5. The Board of Directors must consider the duly proposed items and decide either to include the items into the agenda or reject the items, not later than 5 (five) days following the end of the term for accepting the proposal of items established by this Charter.

17.6. The Board of Directors is entitled to refuse to include an issue into the agenda of a general shareholders' meeting only in cases as follows:

- the term established by this Charter for submitting an issue for the agenda has not been complied with;
- the proposed issue does not meet requirements established herein;
- shareholders, proposing items, do not hold, as of the date the items are submitted, a sufficient number of the voting shares of the Company;
- initiators of the proposed items are persons which are not registered, including through a nominee, with the register of shareholders, and/or do not hold powers of representatives of the relevant shareholders;
- the issue proposed for the agenda is not referred by the applicable laws and this Charter to the competence of a general shareholders' meeting;
- the issue proposed for the agenda does not comply with the requirements of the Law of the Russian Federation "On Joint Stock Companies" or other legal acts of the Russian Federation;
- the issue proposed for the agenda may be accepted for the consideration at the general shareholders' meeting only if, as established by this Charter, submitted by the Board of Directors;
- the procedure for proposing items for the agenda of an annual meeting of shareholders does not comply with the requirements of the Law of the Russian Federation "On Joint Stock Companies".

17.7. A substantiated decision rejecting the issue proposed for the agenda or the candidates nominated to the bodies of the Company shall be sent to the shareholders initiating the issue proposal (nomination of the candidates), not later than 3 (three) days following the adoption of the relevant negative decision.

17.8. The agenda of the general meeting may not be amended after the shareholders have been notified on the holding of a general meeting through the procedure stipulated herein.

17.9. Not later than 45 (forty five) calendar days following the end of the financial year, the shareholders (shareholder) holding in aggregate not less than 2 (two) percent of the Company's shares entitled to vote on all items within the competence of a general shareholders' meeting as of the date of submitting the issue, shall be entitled to nominate for

the election at the annual meeting of shareholders candidates to the Board of Directors, the Auditing Commission and the counting commission of the Company. The number of candidates in one nomination shall not exceed the number of members in such bodies established by this Charter.

17.10. A proposal on a candidate nominated is to be made in writing by registered mail with receipt return requested, to the Company's address or delivered to the Company's office.

A nominated candidate proposal is deemed submitted on the date on which the proposal was delivered by registered mail or delivered to the secretariat of the Company.

17.11. A nominated candidate proposal (including the case of self-nomination) shall state:

- the full name of the candidate;
- the full name (corporate name) of the shareholders nominating the candidate, number and category (type) of shares held by them;
- the name of the body of the Company to which the candidate is nominated;
- other information on the candidates required by this Charter or the Regulations on the Board of Directors, Regulations on the Auditing Commission, or Regulations on the General Director;
- the signature of the shareholder (shareholders) and authorized representatives thereof. In the event that the nominated candidate proposal is signed on behalf of the shareholder by its authorized representative, the items proposed for the agenda are submitted together with a notarized copy of the power of attorney or other evidence of the powers of the shareholder's representative (including the protocol on election as a person authorized to represent the shareholder's interests without a power of attorney).

17.12. The items proposed for the agenda of the general shareholders' meeting and nominations of candidates to the Board of Directors, Auditing Commission as well as to the office of General Director may be revoked by the shareholders (the shareholder) which have submitted such proposals, not later than the final term established by this Charter for submitting such proposals.

17.13. The Board of Directors considers the submitted proposals and decides whether to include them into the nominated candidates list for voting on elections to the Board of Directors, Auditing Commission, office of General Director or to refuse them not later than 5 (five) days following the final term established by this Charter for submitting the proposals.

17.14. The Board of Directors may refuse to include the nominated candidates into the voting list in the following cases:

- the term established by this Charter for submitting nominated candidate proposals has not been complied with;
- the shareholders, submitting the proposal, do not hold, as of the date the proposal is submitted, a sufficient number of the voting shares of the Company;
- the initiators of the submitted proposals are persons who are not registered, including through a nominee, with the register of shareholders and/or are not authorized to represent the relevant shareholders;



- the candidates included in the proposal do not meet the requirements established by the Law of the Russian Federation "On Joint Stock Companies" and this Charter for candidates to the relevant bodies of the Company;
- the proposal does not comply with the requirements of the Law of the Russian Federation "On Joint Stock Companies" or other legal acts of the Russian Federation;
- the procedure for nominating the candidates to the Company's bodies stipulated by the Law of the Russian Federation "On Joint Stock Companies" has not been complied with.

17.15. A substantiated decision refusing to include the nominated candidate into the voting list for the election to the Board of Directors, Auditing Commission, the office of General Director of the Company shall be sent to the shareholder (shareholders) initiating the nomination of the candidates, not later than 3 (three) business days following the date of adoption of the relevant negative decision.

**Article 18. Convening a General Shareholders' Meeting**

18.1. An extraordinary general shareholders' meeting convened upon the request of the Auditing Commission of the Company, external auditor of the Company or shareholders owning, in aggregate, not less than 10 (ten) percent of the voting shares or convened in cases when, in accordance with Articles 68, 69 and 70 of the Law of the Russian Federation "On Joint Stock Companies", the Company's Board of Directors must adopt a decision to convene an extraordinary meeting of shareholders not later than 40 calendar days following the date of the request for holding the extraordinary meeting of shareholders or the date on which the decision has been adopted by the Board of Directors to hold such meeting.

In the event that the agenda of the extraordinary meeting of shareholders proposed by the Auditing Commission, external auditor of the Company or by the shareholders holding, in aggregate, not less than 10 (ten) percent of the voting shares of the Company includes an issue of electing members of the Board of Directors, such extraordinary meeting of shareholders must be held within 70 (seventy) calendar days from the date of request for holding the extraordinary meeting of shareholders.

In the event that, in accordance with the Law of the Russian Federation "On Joint Stock Companies", the Board of Directors must adopt the decision on holding an extraordinary meeting of shareholders for the election of members of the Board of Directors, such extraordinary meeting of shareholders shall be held within 70 (seventy) calendar days following the date on which the Board of Directors adopted the decision to hold such meeting.

18.2. Information on holding the general shareholders' meeting shall be communicated by way of a written notice to each person included in the list of persons entitled to participate in the general shareholders' meeting and/or shall be published in the form of a proper announcement in the Rossiskaya Gazeta newspaper or in any other national newspaper circulated in the whole territory of the Russian Federation.

The Company may also inform the shareholders on holding a general shareholders' meeting by other means of the mass media, including the Internet.

18.3. The following documents shall be forwarded to the shareholders to inform them on a general shareholders' meeting to be held through absentee voting:

- text of the announcement of holding the meeting;
- voting ballots;
- information (materials) necessary to adopt a decision.

In the event that the meeting agenda includes items the voting on which may, in accordance with the Law of the Russian Federation "On Joint Stock Companies", confer to the shareholders the right to request from the Company a buy-out of their shares, the shareholders shall also receive a special form to execute a written request to the Company to buy-out the shares held by shareholder.

In the event that the meeting agenda includes items on decreasing the Charter Capital through a buy-out of a part of the placed shares with the purpose of reducing the total amount thereof, the shareholders shall receive a special form to execute a written request to the Company to buy-out the shares held by the shareholder.

18.4. Information on holding a general shareholders' meeting in the form of a meeting shall be communicated to the shareholders not later than 30 (thirty) calendar days before the final date of accepting the voting ballots, by sending to the shareholders registered mail with:

- the text of the announcement of holding the meeting;
- voting ballots.

In the event that the meeting agenda includes items the voting on which may, in accordance with the Law of the Russian Federation "On Joint Stock Companies", confer to the shareholders the right to request from the Company a buy-out of their shares, the shareholders shall also be provided with a special form to execute a written request to the Company to buy-out the shares held by the shareholder.

In the event that the agenda includes items on decreasing the Charter Capital through a buy-out of part of the placed shares with the purpose of reducing the total number thereof, the shareholders shall receive a special form to execute a written request to the Company to buy-out the shares held by the shareholder.

The date of informing the shareholders on the holding of a general shareholders' meeting is the date on which the registered mail is dispatched or the date of the announcement publication in accordance with Clause 18.2. hereof.

18.5. The information which is to be sent to the shareholders in the process of arranging for a general shareholders' meeting shall include the following:

18.5.1. annual balance sheets of the Company;

18.5.2. opinions of the Auditing Commission and external auditor of the Company on the results of the audit check of the annual balance sheets of the Company;

18.5.3. information on the candidates nominated to the Board of Directors;

18.5.4. information on the candidates nominated to the Auditing Commission;

18.5.5. information on the candidates nominated to the office of General Director;

18.5.6. information about the proposed external auditor of the Company;



18.5.7. draft amendments and additions proposed to be incorporated to the Charter and internal documents of the Company, and (or) drafts of the restated Charter and internal documents;

18.5.8. draft resolutions of the general shareholders' meeting proposed by persons authorized by this Charter to include items into the agenda of a meeting of shareholders or request convention of an extraordinary meeting of shareholders;

18.5.9. other information (materials) necessary to adopt decisions on items on the agenda of a general shareholders' meeting, included by the Board of Directors into the *list of information (materials) to be provided to the general shareholders' meeting.*

Information mentioned in Clauses 18.5.1. – 18.5.8. of this Charter is to be provided through the procedure established herein, in the event that the relevant items are included into the agenda of a general shareholders' meeting.

18.6. Materials to be provided in preparation for a general meeting to persons entitled to participate in the general shareholders' meeting shall not be sent out to the shareholders. A person entitled to participate in the general shareholders' meeting may review such materials at the addresses indicated in the notice.

A person entitled to participate in the general shareholders' meeting may receive, at the indicated addresses, copies of all materials of the meeting, and request to send such materials to its address by mail, provided the mail costs shall be paid by the receiver.

18.7. A general shareholders' meeting shall be legally qualified (has a quorum) provided that shareholders holding, in aggregate, more than half of the placed voting shares of the Company participate therein.

The shareholders which have been registered to attend the meeting and the shareholders the ballots from which have been received not later than two days prior to the date of holding the general shareholders' meeting are deemed as having participated in the general meeting. The shareholders the ballots from which have been received prior to the final date of accepting the ballots are deemed as having participated in the meeting held in the form of absentee voting.

18.8. The quorum shall be determined once, as of the moment the meeting is opened. In the event that the agenda of the general shareholders' meeting includes items to be voted on by holders of different categories of shares, the quorums for voting on such items shall be determined separately. *Herewith, the absence of quorum for voting on the items to be voted on by shares of one* category shall not prohibit the voting on the issues which may be voted by shares of the other categories constituting a quorum required for voting on such issues.

18.9. If the quorum for holding an annual meeting of shareholders is not available, the Board of Directors must announce the date for holding a repeated general shareholders' meeting.

If the quorum for holding an extraordinary meeting of shareholders is not available, the Board of Directors is authorized to announce the date for holding a repeated general shareholders' meeting.

*In the event that the general shareholders' meeting is convened upon the initiative of the* Board of Directors, the latter shall be authorized to change, in its decision on the repeated meeting, the form of holding the meeting.

18.10. Information on holding a repeated general shareholders' meeting shall be communicated through the procedure stipulated in this Charter. In such case, the term of communicating the information may be established not later than 20 (twenty) days prior to the final date of accepting the ballots for voting at the repeated meeting, and the information on holding the repeated general meeting, the agenda of which includes an issue of the Company's reorganization, shall be communicated not later than 30 (thirty) days prior to the final date of accepting the voting ballots.

18.11. A repeated general meeting convened instead of the might-have-been meeting shall be deemed legally qualified (has a quorum) in the event that it is attended by the shareholders (shareholders' representatives) holding, in aggregate, not less than 30 (thirty) percent of votes provided by the voting shares of the Company, adjusted for the procedure of quorum determination in accordance with Clauses 18.7. and 18.8. of this Charter.

18.12. In the event that a repeated general shareholders' meeting is held earlier than 40 (forty) days following the date of the original meeting which was not held, the persons entitled to participate in the general shareholders' meeting shall be qualified as such in accordance with the list of persons entitled to attend the original meeting which was not held.

**Article 19. Right to Participate in a General Shareholders' Meeting**

19.1. The list of persons entitled to participate in the general shareholders' meeting shall be composed on the basis of information contained in the Company's Register as of the date established by the Board of Directors.

19.2. The date of composing the list of persons entitled to participate in the general shareholders' meeting may not be established earlier than the date of the adopted decision on holding the general shareholders' meeting or later than 50 (fifty) calendar days prior to the date of holding the general shareholders' meeting and, if the agenda of the extraordinary meeting of shareholders includes the election of members of the Board of Directors, not later than 65 (sixty five) calendar days prior to the date of holding the general shareholders' meeting. Herewith, the actual date shall be established not earlier than 45 (forty five) calendar days prior to the date of holding the general shareholders' meeting.

In all cases, the date of composing the list of persons entitled to participate in the general meeting must precede the date of informing the shareholders on holding the general meeting.

19.3. For the purpose of composing the list of the shareholders entitled to participate in the general meeting, a nominee holder of shares shall provide information with respect to the persons in the interest of which it is holding the shares as of the date of composing the list.

19.4. The list of persons entitled to participate in the general shareholders' meeting shall contain data stipulated by the Regulations on the General Shareholders Meeting.

19.5. The list of persons entitled to participate in the general shareholders' meeting shall include:

- shareholders holding fully paid common shares of the Company of any issue;
- shareholders holding fully paid preferred shares of the Company of any category in cases when the agenda of the general meeting includes an issue on which the preferred share of that particular type is entitled to vote, or when the holders of preferred shares have been conferred the right to vote on all issues within the competence of the general meeting in accordance with Article 32 of the Law of the Russian Federation "On Joint Stock Companies".



19.6. Amendments to the list of persons entitled to participate in the general shareholders' meeting may be introduced only in the case of the restitution of the violated rights of persons not included into the aforementioned list as of the date of its drawing up or in the case of correction of errors incurred upon the drawing up such list.

19.7. In the event that shares are transferred after the date of drawing up the list of persons entitled to participate in the general shareholders' meeting and prior to the date of holding the general shareholders' meeting, the person included in such list must issue to the acquirer a power of attorney for voting or vote at the general shareholders' meeting in compliance with the written instructions of the acquirer of the shares. The above provision shall also apply to each of the subsequent cases of the shares transfer.

19.8. The right to participate in the general shareholders' meeting may be exercised by the shareholder both independently or through representative.

A shareholder may participate in a meeting through the following procedures:

- participating personally in the discussion of issues on the agenda and the vote on such issues;
- directing its authorized representative to participate in the discussion of issues on the agenda and the vote on such issues;
- exercising absentee voting (by sending voting ballots);
- delegating the right of absentee voting to an authorized representative.

19.9. Transfer of rights (powers) to the shareholder's representative shall be exercised by issuing a power of attorney.

A power of attorney authorizing participation in the voting shall be executed in accordance with the requirements stipulated by the Law of the Russian Federation "On Joint Stock Companies".

**Article 20. Holding a General Shareholders' Meeting**

20.1. A general meeting of the shareholders may be held in the following forms:

20.1.1. a meeting – joint presence of shareholders for the purpose of discussing the issues on the agenda and adopting decisions on the issues put to the vote, in accordance with which the shareholders or their legally qualified representatives may, at their own discretion, submit their votes on the issues on the agenda either through attending the general meeting in person or by sending the executed ballots to the Company;

20.1.2. absentee voting, in accordance with which decisions on the issues on the agenda shall be adopted without holding a meeting, by poll.

20.2. An annual general shareholders' meeting may be held only in the form of a meeting.

20.2.1. The Board of Directors shall not be authorized to amend the form of holding an extraordinary meeting of shareholders which is required by the persons initiating the convention of such meeting.

20.3. Apart from the shareholders and their authorized representatives, a general meeting may be attended by other persons as envisaged in the Regulations on the General Shareholders Meeting, holding rights provided by the above Regulations.

20.4. A decision of the Board of Directors on holding a general shareholders' meeting approves:

- wording of the issues put on the agenda of the general meeting;
- form and text of the voting ballot;
- list of information (materials) to be provided to the shareholders in preparation for the general shareholders' meeting;
- date of composing the list of persons entitled to participate in the general shareholders' meeting;
- date, place and time for holding the general meeting;
- mail address to which the executed voting ballots shall be dispatched;
- date, place and time of commencement of registration of participants in the general shareholders' meeting;
- text of the announcement of holding the general meeting to be sent to the shareholders;
- procedure for informing the shareholders on the holding of the general shareholders' meeting.

In the event that the agenda includes issues, the voting on which may, in accordance with the Law of the Russian Federation "On Joint Stock Companies", result in conferring to the shareholders the right to request from the Company a buy-out of the shares they hold, the Board of Directors shall establish:

- price of the shares for the buy-out;
- procedure and term of exercising the buy-out.

20.5. The decision of the Board of Directors on holding a general meeting by absentee vote approves:

- wording of the issues on the agenda of the general meeting;
- form and text of the voting ballot;
- list of information (materials) to be provided to the shareholders;
- date of composing the list of persons entitled to participate in the general shareholders' meeting;
- date, place and the time for holding the general meeting;
- date of providing to the shareholders voting ballots and other information (materials);
- final date of accepting voting ballots by the Company;
- mail address to which the executed voting ballots shall be dispatched;
- text of the announcement of holding the general meeting to be sent to the shareholders;
- procedure of informing the shareholders on holding the general shareholders' meeting.

In the event that the agenda includes issues, the voting on which may, in accordance with the Law of the Russian Federation "On Joint Stock Companies, result in conferring to the shareholders the right to request from the Company a buy-out of the shares they hold, the Board of Directors shall establish:

- price of the shares for the buy-out;
- procedure and term of exercising the buy-out.



20.6. A general shareholders' meeting the agenda of which includes issues stipulated in Clauses 15.3.1., 15.3.2., 15.3.3., 15.3.4. of this Charter may not be held in the form of absentee voting.

20.7. The requirements to the form and text of the bulletin, to the text of the announcement on holding the general shareholders' meeting by absentee voting as well as to the procedure of accepting the absentee voting ballots shall be determined by this Charter and the Regulations On the General Shareholders Meeting.

20.8. The shareholders the ballots of which have been received not later than two days prior to the date of holding the general shareholders' meeting or have been submitted not later than the established final date of accepting the absentee voting ballots shall be considered as having participated in the voting.

A decision adopted by the general shareholders' meeting by absentee voting is deemed effective in respect of each individual issue if shareholders holding, in aggregate, not less than half of the Company's voting shares entitled to vote on the given issue participated in the voting.

20.9. The holding of the general shareholders' meeting and summarizing of the voting results is performed by the Counting Commission of the general shareholders' meeting, the function of which, in case the number of the Company's shareholders is more than 500 (five hundred), shall be performed by the Company's Registrar.

The procedure of forming, the authority of and requirements applicable to the members of the Counting Commission or to a person performing functions of the Counting Commission of the general shareholders' meeting shall be determined by the Regulations on the General Shareholders Meeting.

**Article 21. Voting at a General Shareholders' Meeting. Voting Ballot. Counting Votes upon Voting. Protocol and Report on Voting Results. Minutes on Results of a General Shareholders' Meeting**

21.1. Voting at a general shareholders' meeting shall be exercised based on the principle "one voting share of the Company – one vote" save for the cases of cumulative voting on the election of members of the Board of Directors of the Company and other cases stipulated by the Law of the Russian Federation "On Joint Stock Companies".

21.2. Voting at a general shareholders' meeting on the issues on the meeting agenda shall be exercised only with the use of voting ballots.

The Company must send the voting ballots to the shareholders within the term and through the procedure stipulated by Article 52 of the Law of the Russian Federation "On Joint Stock Companies" and this Charter, and accept the voting ballots in accordance with Clause 18.7. hereof. The voting ballots shall be sent out by registered mail.

The form and text of the voting ballot shall be approved by the Board of Directors of the Company. A voting ballot shall be issued to the shareholder (its representative) which has registered to participate in the general shareholders' meeting save for the case stipulated in the second paragraph of this Clause.

21.3. A voting ballot shall contain:

- full official name and address of the Company;

- information on the form of holding the general shareholders' meeting (a meeting or absentee voting);
- date, place and time of the general shareholders' meeting and the mail address to which the executed bulletins shall be sent or, in case of holding the meeting in the form of absentee voting, the final date of accepting the voting ballots and the mail address to which the executed bulletins shall be sent;
- wording of each issue put to the vote and the order of priority of consideration thereof;
- wordings of resolutions on each issue (full name of each candidate to the Board of Directors, Auditing Commission, office of General Director) which shall be voted on by the given ballot;
- voting options for each issue on the agenda of the meeting put to the vote, expressed by "for", "against" or "abstained";
- indication that the ballot must be signed by the shareholder;
- manner in which the chosen voting option is to be marked.

In case of voting on the issue of electing a member of the Board of Directors or the Auditing Commission of the Company, the voting ballot must also contain other information on the candidate (candidates).

In the event of cumulative voting in accordance with p. 21.1. of this Charter, the voting ballot shall point to such method of voting and provide for explanations of cumulative voting.

21.4. Upon the voting, the votes on the issues on which the voter has marked only one voting option are counted. The voting ballots executed in violation of the above requirement shall be recognized invalid and votes on the issues included therein shall not be counted in.

In the event that a voting ballot contains several issues put to the vote, violation of the above requirement in respect of one or several issues shall not result in recognizing the voting ballot entirely invalid.

21.5. Based on the voting results, the Counting Commission or the person performing its functions shall draw up the protocol on voting results to be signed by the members of the Counting Commission or by the person performing its functions.

Following the drawing up of the protocol on voting results and signing of the minutes of the general shareholders' meeting, the voting ballots shall be sealed up by the Counting Commission and transferred for keeping to the Company's archive.

A protocol on voting results shall be subject to filing together with the minutes of the general shareholders' meeting.

Decisions adopted by the general shareholders' meeting as well as the voting results shall be announced at the general shareholders' meeting at which the voting took place or shall be communicated to the persons included in the list of persons entitled to participate in the general shareholders' meeting, not later than 10 (ten) business days following the date of drawing up the protocol on voting results in the form of the report on voting results through the procedure stipulated for the announcing of the holding of the general shareholders' meeting.



21.6. The minutes of the general shareholders' meeting shall be drawn up in two copies not later than 15 (fifteen) days following the closing of the general shareholders' meeting. Both copies shall be signed by the person presiding at the meeting and by the secretary of the general shareholders' meeting.

21.7. The minutes of a general shareholders' meeting shall state:

- place and time of holding the general shareholders' meeting;
- total number of the votes held by the shareholders holding voting shares of the Company;
- number of votes held by the shareholders participating in the meeting;
- chairman (presidium) and secretary of the meeting, the meeting agenda.

The minutes of the general shareholders' meeting shall indicate the main points of reports, issues put to the vote and results of voting on such issues, and resolutions adopted by the meeting.

21.8. Based on absentee voting results, not later than 15 (fifteen) days following the final date of accepting the voting ballots, the Counting Commission or the person performing its functions shall draw up a relevant protocol on the absentee voting results in two copies.

**Article 22. Regulations on the General Shareholders Meeting**

22.1 Matters concerning the convening, holding and recording the results of the general shareholders' meeting and other matters related to preparations for and holding of general meetings of shareholders of the Company not covered hereunder shall be governed under the Company Regulations on the General Shareholders Meeting approved at the general shareholders' meeting by a simple majority of votes of the shareholders holding the Company's voting shares and taking part in the meeting.

**Article 23. Board of Directors**

23.1 The Board of Directors consists of eleven members.

The numerical composition of the Board of Directors provided for under this Clause of the Charter may be increased to an odd number of members by decision of the general shareholders' meeting provided such matter was placed on the agenda in the manner determined hereunder. Simultaneously with the making of the decision to increase the numerical composition of the Board of Directors the general meeting shall decide to make relevant amendments to this Charter. The decision to change the numerical composition of the Board of Directors shall enter into force for the shareholders of the Company as of the moment it is made.

23.2 The competence of the Board of Directors of the Company shall include decision-making on matters of overall management of the operation of the Company except matters relegated hereunder to the competence of the general shareholders' meeting.

23.3 The following matters shall come under the competence of the Board of Directors:

23.3.1 determination of the priority aspects of the Company's activities, including the approval of the Company's budgets, business plans and development strategies and programs;

23.3.2 convening of the annual and extraordinary general meetings of shareholders of the Company except for the instance provided for under Section 55.8 of the Law of the Russian Federation "On Joint Stock Companies";

23.3.3 approval of the agenda of the general shareholders' meeting;

23.3.4 determination of the date for the drawing up of the list of persons entitled to take part in the general shareholders' meeting and other matters relegated to the competence of the Board of Directors of the Company under law of the Russian Federation and this Charter and related to the preparation and conduct of the general shareholders' meeting;

23.3.5 submission of the matters provided for under Clause 14.3 hereof to the general shareholders' meeting for decision;

23.3.6 increase of the Company's charter capital by having the Company place additional shares within the limits of the number and categories of authorized shares as determined hereunder;

23.3.7 determination of the market value of property under applicable law of the Russian Federation and this Charter;

23.3.8 decision-making on the acquisition of shares placed by the Company, bonds and other securities;

23.3.9 determination of the numerical membership of the Management Board of the Company and appointment and early termination of the powers of its members as proposed by the General Director;

23.3.10 recommendations on the amount of the remuneration and compensation payable to the members of the Auditing Commission and determination of the amount to be paid for the services of the external auditor;

23.3.11 recommendations on the amount of dividends on the shares of each category and type and the procedure for their payment;

23.3.12 decision-making on the uses of the reserve and other funds of the Company;

23.3.13 approval of the Company's internal documents governing the matters within the competence of the Board of Directors of the Company in accordance with law of the Russian Federation, this Charter and the Regulations on the Board of Directors except the documents the approval of which is relegated to the competence of the general shareholders' meeting and the executive bodies of the Company;

23.3.14 establishment and liquidation of branches; establishment and closing of the Company's representative offices, approval of the Model Regulations on the Company Branch (Representative Office) and approval of regulations on branches (representative offices) approved by the General Director and of amendments and additions thereto;

23.3.15 decision-making on the Company's participation (accession as a member, termination of participation or change of participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations except for the instances provided under Clause 14.2.21 of this Charter;



23.3.16 decision-making to approve major transactions in the instance provided for under Article 31 hereof;

23.3.17 decision-making to approve the transactions in the instance provided for under Article 32 hereof;

23.3.18 appointment and early dismissal of the General Director of the Company;

23.3.19 determination of the composition, volume and procedure for the protection of information constituting a commercial secret;

23.3.20 approval of decisions to issue securities, prospectuses and reports on the results of the issuance of securities; amendments and additions thereto;

23.3.21 approval of the registrar and on the terms on the agreement on the keeping of the Company's register of shareholders; decision-making on the termination of such agreement with the registrar;

23.3.22 decision-making on the reimbursement to Company's officers, including members of the Board of Directors, of the losses incurred by such Company's officers in connection with the performance of their official duties and/or performance by them of the powers of the Company's representatives as a result of claims, complaints, demands or amounts of liability against them from any third parties, including government and municipal agencies;

23.3.23 decision-making on the making of insurance agreements to cover the liability of Company's officers, including members of the Board of Directors, for losses inflicted on third parties by the Company's officers in the performance of their official duties and/or exercise of the powers of the Company's representatives;

23.3.24 consideration of the opinions of the Auditing Commission and the external auditor of the Company;

23.3.25 approval of the terms of the agreements made with the General Director and members of the Management Board;

23.3.26 consideration of matters related to the remuneration of the General Director for performance results pursuant to the terms of the agreement with the General Director of the Company;

23.3.27 termination of the agreement with the General Director in the event of early termination of his/her powers;

23.3.28 decision-making on the placement by the Company of bonds and other issue securities where, under the terms of the placement of such shares and other issue securities, they are not convertible into Company's shares;

23.3.29 decision-making on the placement by the Company of bonds convertible into shares and of other issue securities convertible into shares where such bonds (other issue securities) are placed by way of open subscription and may be converted into the Company's common shares amounting to 25 or less percent of the Company's previously placed common shares;

23.3.30 decision-making on introducing amendments and additions hereto related to the establishment and liquidation of branches, to the establishment and closing of representative offices of the Company and to the results of the placement of Company; shares in the instances provided for under this Charter;

23.3.31 election (re-election) of the Chairman and Vice-Chairman of the Board of Directors;

23.3.32 appointment of the Secretary of the Board of Directors and determination of the amount of his/her remuneration;

23.3.33increase of the charter capital of the Company by way of placement by the Company of additional shares by way of open *subscription within the limits of the* number of authorized shares if the number of additionally placed shares is twenty-five (25) or less percent of the common shares previously placed by the Company;

23.2.34 [- sic!] determination of the procedure for interaction with the organizations in which the Company participates, including the making of decisions on agenda items of the general meetings of members of subsidiaries (the highest governing bodies of organizations having other legal or organizational forms) in which the Company is the sole member; and

23.3.35 other matters relegated to the competence of the Board of Directors under this Charter and the *law of the Russian Federation "On Joint Stock Companies."*

23.4 Resolutions at meetings of the Board of Directors shall be approved by a majority of votes of the members of the Board of Directors taking part in the meeting or in the absentee vote (by poll) except where this Charter requires a different number of votes for the approval of a resolution.

In the event of a tie the Chairman of the Board of Directors shall have the deciding vote.

In the even there is no unanimity among the members of the Board of Directors on a matter to be voted on unanimously in accordance with law of the Russian Federation or this Charter, such matter may be submitted to the general shareholders' meeting for approval by decision of the Board of Directors approved by a majority of votes of the members of the Board of Directors taking part in the meeting or by absentee vote.

23.5 Matters relegated hereunder to the exclusive competence of the Board of Directors may not be referred to the General Director or the Management Board of the Company for approval.

23.6 In exercising their rights and performing their duties, members of the Board of Directors shall act in the best interests of the Company, in good faith and reasonably. Otherwise members of the Board of Directors shall be jointly and severally liable to the Company in accordance with applicable law of the Russian Federation.

23.7 Matters of the legal status of the Board of Directors of the Company not covered hereunder shall be governed under the Company's Regulations on the Board of Directors approved at the general shareholders' meeting by a majority of votes of those taking part in the meeting.

**Article 24. Election of the Board of Directors**

24.1 Members of the Board of Directors of the Company shall be annually elected by the annual general shareholders' meeting.



The term in office of members of the Board of Directors shall be counted from the moment of their election *by the annual meeting of shareholders until the moment of election of a new Board* of Directors by the next annual meeting of shareholders.

24.2 Those elected to the Board of Directors may be re-elected an unlimited number of times.

24.3 Members of the Board of Directors shall be elected by a cumulative vote in accordance with the Regulations on the General Shareholders Meeting and the Regulations on the Board of Directors.

24.4 The general shareholders' meeting may decide on the early termination of the powers of *members of the Board of Directors. Such decision may only be made simultaneously with respect to* all of the members of the Board of Directors.

In the event of early termination of the powers of the Board of Directors the-powers of the new Board of Directors shall be valid until the nearest annual general meeting.

24.5 A member of the Board of Directors may voluntarily resign at any time by giving notice in writing thereof to the other members of the Board of Directors. The powers of the other members of the Board of Directors shall remain valid except in the instance provided for in the first paragraph of Clause 24.6 hereof.

24.6 In the event the numerical membership of the Board of Directors becomes less than one-half of the number provided for under Clause 23.1 hereof, the Board of Directors shall convene an extraordinary general shareholders' meeting to elect a new Board of Directors. The remaining members of the Board of Directors shall be entitled to decide on the convening of such extraordinary general shareholders' meeting.

Members of the Board of Directors who have voluntarily resigned in accordance with Clause 24.5 hereof, those who have died or have been duly declared missing, dead or legally incapable or whose powers in office as members of the Board of Directors have been terminated or suspended under a legally valid decision of a court or other authorized government agency shall be deemed to be retired members of the Board of Directors pending removal of the grounds for retirement except in respect of members of the Board of Directors who have retired voluntarily.

24.7 Members of the Company's management Board may not comprise more than one-quarter of the membership of the Board of Directors. The General Director may not serve as Chairman of the Board of Directors.

The requirements applicable to persons elected to the Board of Directors shall be determined under the Regulations on the Board of Directors.

**Article 25. Chairman of the Board of Directors**

25.1 The Chairman of the Board of Directors of the Company shall be elected by the members of the Board of Directors from among them by a majority of votes of the total number of elected members of the Board of Directors.

25.2 The Board of Directors may re-elect its Chairman at any time by a majority of votes of the total number of elected members of the Board of Directors.

25.3 The Chairman of the Board of Directors:

- organizes the work of the Board of Directors;
- convenes meetings of the Board of Directors or arranges for absentee voting; and
- organizes the keeping of minutes of meetings of the Board of Directors.

25.4 The Board of Directors shall has the right to appoint a Vice-Chairman of the Board of Directors. In the absence of the Chairman of the Board of Directors, his/her functions (including the right to sign documents) shall be performed by the Vice-Chairman and, in the absence of the latter, by a member of the Board of Directors appointed by decision of the Board of Directors of the Company made by a majority of votes of its members taking part in the meeting.

**Article 26. Meeting of the Board of Directors**

26.1 Meetings of the Board of Directors shall be held as required but at least once a quarter. Meeting of the Board of Directors, on the convening of the annual general shareholders' meeting, shall be held within one (1) month after the last day of the period determined under law of the Russian Federation for the submission of accounting statements so as to consider draft annual reports, draft annual accounting statements, including the Company's profit and loss statements, and the opinion of the external auditor.

At the annual meeting, the Chairman shall furnish the Board with full current financial information and a full report on the current state of affairs and on the main results and plans of the Company.

A meeting of the Board of Directors shall be convened by the Chairman of the Board of Directors on his/her own initiative or at the request of any member of the Board of Directors, the Auditing Commission, the external auditor of the Company, the General Director or a shareholder(s) holding, as of the date of the request, at least two (2) percent of the Company's voting shares. The procedure for the convening and conduct of meetings of the Board of Directors shall be determined under the Regulations on the Board of Directors.

26.2 The quorum for meetings of the Board of Directors shall be met by the presence of at least one-half of the number of elected members of the Board of Directors of the Company.

In determining the quorum and tallying the results of votes by members of the Board of Directors, account shall be taken of the written opinion of an absent member of the Board of Directors in accordance with the Regulations on the Board of Directors of OAO Rostelecom.

26.3 In decision-making at a meeting of the Board of Directors each member of the Board of Directors shall have one vote.

A member of the Board of Directors may not delegate his/her vote to another member of the Board of Directors or another person under a power of attorney.

26.4 A resolution of the Board of Directors may be approved by absentee voting (by poll) in accordance with the Regulations on the Board of Directors.

26.5 Minutes shall be kept at a meeting of the Board of Directors. The minutes of a meeting of the Board of Directors shall be drawn up within three (3) business days of the meeting. The minutes shall specify:

- place, date and time (of the meeting);
- persons present at the meeting;



- information on the written opinions of absent members of the Board of Directors;
- agenda of the meeting;
- matters put to a vote and the results of the vote; and
- decisions taken.

The minutes of a meeting of the Board of Directors shall be signed by the presiding member who shall be responsible for the accuracy of the minutes.

To reflect the results of an absentee vote (by poll), the minutes shall be drawn up within three (3) business days of the final date for the acceptance of questionnaires or other written evidence of the views of members of the Board of Directors in accordance with the Regulations on the Board of Directors.

26.6 The amount of remuneration and compensation of costs related to the performance by members of the Board of Directors of their functions shall be determined under the Regulations on the Board of Directors.

**Article 27. General Director (One-Person Executive Body) and Management Board (Collective Executive Body)**

27.1 The Company's current operation shall be managed by the Company's one-person executive body (General Director) and the collective executive body (Management Board).

The Company's executive bodies shall be competent to decide on all matters of management of the Company's current operation with the exception of the matters relegated to the competence of the general shareholders' meeting and the Board of Directors.

27.2 The General Director shall be appointed by the Board of Directors of the Company by a majority of votes of the members of the Board of Directors taking part in the meeting for a term of no more than five (5) years which shall be specified in the resolution of the meeting of the Board of Directors of the Company and may be re-elected an unlimited number of times. The rights, duties, term in office, liability and remuneration of the General Director shall be determined under the agreement between the General Director and the Company. The agreement with the General Director shall be signed on behalf of the Company by the Chairman of the Board of Directors or a person authorized by the Board of Directors. The Board of Directors may at any time terminate the powers of the General Director. The term in office of the General Director shall be counted from the moment of his/her election by the general shareholders' meeting.

Appointment of the General Director of the Company and early termination of his/her powers shall be made by the Board of Directors.

The General Director shall manage the current operation of the Company and shall be granted, in accordance with law of the Russian Federation, all the necessary powers for the purpose. The General Director shall be responsible for the maintenance of secrecy and for the development and implementation of the necessary measures to protect Russian Federation state secrets. The General Director shall act in strict compliance with applicable law and this Charter.

The General Director shall perform the functions of the chairman of the Management Board of the Company.

27.4 The General Director acts without a power of attorney on behalf of the Company, including:

- representing the Company in the Russian Federation and abroad;

- presiding at the general shareholders' meeting in accordance with the Regulations on the General Shareholders Meeting;
- arranging for compliance with the resolutions of the general shareholders' meeting and the Board of Directors;
- supervising the Directorate General of the Company, approving the Regulations on the Directorate General (central apparatus of corporate management) and determining the structure and numerical composition of the Directorate General of the Company and the amounts, procedure and forms of remuneration;
- exercising overall supervision of the operation of the Company's branches and approving Regulations on branches and amendments and additions thereto in accordance with the Model Regulations on the Branch (Representative Office) of the Company as approved by the Board of Directors of the Company;
- appointing and dismissing the directors of branches, entering into and terminating employment agreements with them;
- approving and endorsing the Company's internal regulations except those to be approved, in accordance with Clauses 14.2.11 and 23.3.13 hereof, by the general shareholders' meeting and the Board of Directors;
- issuing orders, directives and instructions which shall be binding on all Company employees;
- approving, under an order, the List of Branch Employees to be appointed (dismissed) directly by the General Director under an employment agreement (contract);
- performing any transactions on behalf of the Company within the limits determined under the Law of the Russian Federation "On Joint Stock Companies" and this Charter;
- the right to affix the first signature to financial documents;
- issuing powers of attorney on behalf of the Company;
- opening the Company's bank accounts;
- organizing and arranging for the drawing up of the List of information constituting commercial secrets; issuing orders and instructions on compliance with the requirements to protect commercial secrets;
- deciding on matters of the Company's interaction with organizations in which the Company is a member, including on the agendas of the general meetings of those subsidiaries (highest governing bodies of organizations in other legal forms) in which the Company is the sole member.

27.6 The Management Board, the Company's collective executive body, is guided in its operation by this Charter and the Regulations on the Management Board approved by the general shareholders' meeting.

27.5 The numerical and personal membership of the Management Board of the Company is to be determined by decision of the Board of Directors as nominated by the General Director in accordance with this Charter.

27.7 The following matters of management of the Company's current operation fall within the competence of the Management Board of the Company:

(1) determination of the Company's technical, financial, economic and tariff policy;
(2) preparation of proposals on the main aspects of operation of the Company, including draft budgets, business plans and development strategies and programs of the Company;
(3) arrangements to monitor the Company's business operation;
(4) determination of the Company's personnel and social policy;
(5) preparation of materials and draft resolutions on matters to be considered by the general shareholders' meeting and the Board of Directors, including preparation of



proposals on the performance of transactions to be approved by the general shareholders' meeting and the Board of Directors of the Company, on the Company's participation in other organizations, etc.;
(6) organizational and technical support of the operation of the Company's bodies;
(7) approval of internal regulations governing matters within the competence of the Management Board of the Company except internal regulations to be approved by the general shareholders' meeting, the Board of Directors and the Management Board of the Company;
(8) analysis of performance results of the Company's structural subdivisions, branches and other separate subdivisions and issuance of binding instructions to improve their performance;
(9) discussion of organizational matters related to the Company's branches and representative offices and of other matters in accordance with the Regulations on the Management Board.

The Management Board of the Company may also decide on other matters of management of the Company's current operation on instructions from the Board of Directors or as proposed by the General Director of the Company except decisions on matters relegated to the competence of the general shareholders' meeting or the Board of Directors of the Company.

27.8 The Management Board shall hold its meetings as required.

Minutes shall be kept at meetings of the Management Board.

The General Director shall arrange for meetings of the Management Board and sign their minutes.

27.9 The person performing the functions of the General Director and members of the Management Board may only hold office in other organizations with the consent of the Board of Directors of the Company.

The rights, duties, amount of remuneration, term in office and liability of members of the Management Board shall be determined under the agreement between each member of the Management Board and the Company. Such agreement shall be signed by the General Director on behalf of the Company.

27.10 Matters of the legal status of the General Director and members of the Management Board not covered hereunder shall be determined under the Regulations on the General Director and the Regulations on the Management Board approved at the general shareholders' meeting by a simple majority of votes of those taking part in the meeting.

**Article 28. Auditing Commission and external auditor**

28.1 The business operation of the Company shall be monitored by the Auditing Commission. The rules of procedure of the Auditing Commission shall be determined under the Regulations on the Auditing Commission approved by the general shareholders' meeting.

28.2 The Auditing Commission shall consist of three (3) members annually elected at the annual general shareholders' meeting for a term until the next annual general shareholders' meeting by a majority of votes of the shareholders holding the Company's voting shares, taking part in the general shareholders' meeting and entitled to vote on the matter.

In the event the number of candidates who have won a majority of votes of the shareholders holding the Company's voting shares exceeds the numerical composition of the Auditing Commission as determined hereunder, the candidates who have won more votes than other candidates shall be deemed elected.

28.3 The powers of any or all members of the Auditing Commission may be terminated early by decision of the general shareholders' meeting on the grounds and in the manner provided for under the Regulations on the Auditing Commission.

In the event the membership of the Auditing Commission becomes less than two, the Board of Directors shall convene an extraordinary general shareholders' meeting to elect a new Auditing Commission.

The remaining member of the Auditing Commission shall perform his/her functions pending the election of a new Auditing Commission at the extraordinary general shareholders' meeting.

In the event of early termination of the powers of the Auditing Commission the powers of the new Auditing Commission shall be valid until the next annual general shareholders' meeting.

28.4 Membership in the Auditing Commission may be held by a shareholder or by any person proposed by a shareholder or the Board of Directors in the event no candidates or an insufficient number of candidates are proposed by shareholders for membership in the Auditing Commission. Members of the Auditing Commission may not simultaneously serve as members of the Board of Directors, General Director or members of the Management Board or the liquidation commission.

28.5 The Auditing Commission shall elect a Chairman and a Secretary from among its members.

28.6 The following falls within the competence of the Auditing Commission:

- verification of the accuracy of the data contained in statements and other financial documents of the Company;
- discovery of violations of the procedure determined under legal acts of the Russian Federation for the bookkeeping and submission of financial statements;
- verification of compliance with legal norms in the calculation and payment of taxes;
- discovery of violations of Russian Federation legal acts governing the business operation of the Company;
- evaluation of the economic expediency of the Company's business transactions.

28.7 The inspection (audit) of the Company's business operation shall be performed to review the Company's annual performance results.
An inspection (audit) of the Company's business operation shall also be performed on the initiative of:
- the Auditing Commission of the Company;
- the general shareholders' meeting;
- the Board of Directors of the Company;
- or at the request of a shareholder/s holding, in aggregate, at least ten (10) percent of the Company's voting shares on all matters within the competence of the general meeting as of the date of the request.

The shareholders initiating the inspection (audit) shall furnish the Company, attention of the Chairman of the Auditing Commission, with a request in writing which shall contain: the full name



of the shareholder(s), information on the number and category (type) of its (their) shares of the Company and the signature of the shareholder or its authorized representative. If the request is signed by a shareholder's representative, the request shall be accompanied by a notarized copy of the power of attorney, including one subdelegated, or other statutory evidence in writing of the representative's powers.

The Auditing Commission may refuse to conduct an inspection (audit) in the event that:

- the shareholder(s) making the request does (do) not hold the number of the Company's voting shares required as of the date the request is made (received by the Company);
- the request is initiated by persons not registered in the register of shareholders, including via a nominee holder, and (or) not authorized to represent the relevant shareholders;
- the request is in conflict with this Charter or with applicable registration of the Russian Federation.

28.8 At the request of the Auditing Commission, officers of the Company's governing bodies shall present documents on the business operation of the Company.

28.9 The Auditing Commission shall have the right to request the convening of an extraordinary general shareholders' meeting in accordance with the procedure provided for hereunder.

28.10 In order to reflect the inspection of the business operation of the Company, the Auditing Commission shall draw up an opinion to contain:

- confirmation of the authenticity of the data contained in the Company's statements and other financial documents;
- information of the actual instances of violations of the statutory Russian Federation procedure for the keeping of accounts and the submission of financial statements, as well as violations of Russian Federation legal acts in the conduct of business.

28.11 A citizen or a properly licensed audit firm may be the Company's external auditor. The external auditor shall, under the terms of the agreement made with it, inspect the conduct of business in accordance with Russian Federation legal acts.

28.12 The external auditor of the Company shall be approved by the general shareholders' meeting. The amount to be paid for the services of the external auditor shall be determined by the Board of Directors.

### Article 29. Acquisition by the Company of Placed Shares

29.1 The Company shall have the right to acquire its placed shares in the manner provided for hereunder in the following instances:

29.1.1 by decision of the general shareholders' meeting to reduce the charter capital of the Company by acquiring a part of the placed shares so as to reduce their total number;

29.1.2 by decision of the Board of Directors approved by a simple majority of votes of those taking part in the meeting of the Board of Directors. The Board of Directors may not take such decision if the par value of the Company's outstanding shares is less than ninety (90) percent of the Company's charter capital.

29.2 In the event the decision to acquire shares is made by the general shareholders' meeting, such decision shall determine:

- the categories (types) of the shares to be acquired;
- the number of shares of each category to be acquired;
- the share acquisition price which shall be determined on the basis of the market value of the shares determined by the Board of Directors as per applicable law of the Russian Federation;
- the form of payment for the shares, which may only be in cash;
- the term for payment of shares which may not exceed three months from the moment the shares are acquired; and
- the period within which the shares are to be acquired.

29.3 As it formulates the agenda of the general shareholders' meeting to consider the reduction of the Company's charter capital by acquiring part of the placed shares in order to reduce their total number, the Board of Directors shall propose to the general meeting all of the terms of the decision provided for under Clause 29.2 of this Charter.

29.4 In the event the decision to acquire shares in accordance herewith is made by the Board of Directors, such decision shall specify all of the terms and comply with all of the requirements provided for under Clause 29.2 hereof. The number of the shares to be acquired may not exceed the figure as a result of the approval of which the par value of the Company's outstanding shares, upon such acquisition, may be less than ninety (90) percent of its charter capital.

29.5 At least thirty (30) days before the commencement of the period within which the shares are to be acquired, the Company, acting through its General Director, shall notify the holders of the categories (types) of shares it has decided to acquire.

Such notice shall contain the following information:
- the official name and location of the Company;
- the categories (types) of shares to be acquired;
- the number of the shares to be acquired in each category (type);
- the acquisition price of the shares;
- the form of and deadline for the payment for the shares;
- the officially established date for the commencement of the share acquisition;
- the officially established date for the completion of the share acquisition; and
- the address to which filled-out written shareholder's offer to sell such shareholder's shares to the Company may be delivered.

Such notice shall be accompanied by a special form for a shareholder's written offer to sell its shares to the Company.

Such notice shall be given by registered mail addressed as specified in the list of shareholders and nominee holders of the Company drawn up as of the date the decision to acquire shares is made by the general shareholders' meeting or the Board of Directors. In the event a nominee shareholder is registered in the register of shareholders of the Company, such notice shall be delivered to the nominee shareholder.

The responsibility for the forwarding of such notice to the shareholder shall rest with the nominee holder and shall be governed under the agreement between the nominee holder and its client.

29.6 Each shareholder holding shares of the categories (types) to be acquired shall have the right to sell and the Company shall acquire such shares.



29.7 A shareholder holding shares of the categories (types) to be acquired may deliver to the Company a filled-out offer to sell its Company shares.

The offer shall be sent by registered mail or personally delivered to the Company at the address specified in the notice. The shareholder shall have the notice specify the banking details to which the Company is to remit payment for the shares acquired to the shareholder.

The date the Company receives the request shall be deemed to be the date of request.

29.8 In the event the total number of shares offered to the Company exceeds the number of shares the Company may acquire pursuant to the decision of the general shareholders' meeting or the Board of Directors, shares shall be acquired from shareholders pro rata to the offers made.

29.9 A shareholder's filled out form of an offer in writing to sell such shareholder's shares to the Company form the acceptance of the Company's offer to acquire the specified number of such shares and the order of transfer to the Company Registrar to make amendments to the register of shareholders of the Company with respect to the number of shares to be acquired by the Company.

29.10 Within fifteen (15) days of the established final day of acceptance of shareholders' offers to sell shares, the Board of Directors shall:

- decide on the number of shares to be acquired from each shareholder;
- oblige the Company, in the person of the General Director, to pay for the shares being acquired in the manner and by the deadlines determined in the decision to acquire shares;
- furnish the Company Registrar with the necessary documents for the making of relevant amendments to the register of shareholders.

29.11 Shares acquired by the Company pursuant to the general shareholders' meeting' decision to reduce the charter capital by acquiring shares in order to reduce their total number shall be redeemed at acquisition. The charter capital of the Company shall be reduced and relevant amendments to this Charter shall be made in accordance with the procedure provided for under Article 7 hereof for such instances.

29.12 Shares acquired by the Company by decision of the Board of Directors shall not vote, shall not be counted in the determination of the quorum or tallying of votes at the general shareholders' meeting, and shall earn no dividends. Such shares shall be sold by the Company, via the General Director, within one year of their acquisition; otherwise the general shareholders' meeting shall decide to reduce the charter capital of the Company in the manner provided for under Article 7 of this Charter for such instances.

29.13 The Company may not acquire its placed shares for any purpose:

- pending full payment of the entire charter capital of the Company;
- if, as of the moment of their acquisition, the Company shows signs of insolvency (bankruptcy) as defined under the Russian Federation legal acts on the insolvency (bankruptcy) of enterprises or if such signs appear as a result of the acquisition of such shares;
- if, as of the moment of their acquisition, the value of the Company's net assets is or as a result becomes less than its charter capital, reserve fund and the amount by which the liquidation value of the placed preferred shares exceeds the par value as determined hereunder;

- pending the repurchase of all the shares submitted for repurchase in accordance with Article 30 hereof.

29.14 The Company may not decide to acquire part of its placed shares in order to reduce their total number if, as a result, consequences provided for under Clause 7.7 hereof may arise.

29.15 The number of shares acquired to reduce their total number may not violate the ratio between the Company's common and preferred shares as determined under Clause 5.2 hereof.

Article 30. Repurchase by the Company of Placed Shares

30.1 Shareholders holding voting shares shall have the right to request that the Company repurchase all or part of their shares in the event the general shareholders' meeting makes the following decisions:

- on the Company's reorganization; or
- on the approval of a major transaction with respect to property with a value exceeding fifty (50) percent of the book value of the Company's assets as of the date the decision on such transaction is made; and
- if they voted against such decisions or did not take part in the voting.

30.2 Shareholders which failed to furnish the Company with voting ballots within the timeframe determined hereunder shall be deemed not to have taken part in the vote regardless of the form in which the meeting was held.

With a view to assuring the right of shareholders to request that the Company repurchase their shares, ballots in which the options "for" and "abstained" are expressly crossed out and only the option "against" is left shall be deemed to be those "against." Invalid ballots shall not be deemed those "against" in such instances.

30.3 The list of shareholders entitled to request that the Company repurchase their shares shall be drawn up on the basis of the data of the register of shareholders of the Company as of the date of preparation of the list of those entitled to take part in the general shareholders' meeting with an agenda including items which, if voted on in accordance herewith, may give rise to the right to request repurchase of shares.

30.4 The Company shall repurchase shares at their market value determined by the Board of Directors in the manner provided for under applicable law of the Russian Federation, without regard for its change as a result of the Company's actions which gave rise to the right to request evaluation and repurchase of shares.

30.5 In the event the agenda of the general meeting includes items which, if voted on in accordance herewith, may give rise to shareholders' right to request that the Company repurchase shares, the language of the announcement of such general meeting shall also contain the following information:

- on the shareholders' right to request that the Company repurchase their shares;
- on the price of the shares to be repurchased; and
- on the procedure for and timeframe for such repurchase.

In such instances, the announcement of the general meeting shall be accompanied by a special form of a shareholder's request that the Company repurchase such shareholder's shares.

The form of the request shall be approved by the Board of Directors of the Company.



30.6 A shareholder shall have the right to deliver its filled-out form of request in writing that the Company repurchase its shares within forty-five (45) days of the date the relevant decision is made by the general shareholders' meeting.

The request shall be sent by registered mail or delivered personally to the Company at the address specified in the announcement of the general shareholders' meeting.

The date the request is mailed or directly delivered shall be deemed to be the date when the request was sent by mail or actually submitted.

30.7 A shareholder's filled out form of request in writing that its shares be repurchased shall constitute acceptance of the Company's offer to repurchase the specified number of such shares and the order of transfer to the Company registrar to make amendments to the register of shareholders of the Company with respect to the number of shares to be repurchased by the Company.

30.8 The total amount of cash channeled by the Company into the repurchase of shares may not exceed ten (10) percent of the value of the Company's net assets as of the date of the decision that enabled shareholders to request that the Company repurchase their shares.

In the event the total number of shares requested to be repurchased exceeds the number of shares which the Company may repurchase in view of the above restriction, shares shall be repurchased from the shareholders pro rata to the requests made.

30.9 Within thirty (30) business days of the final date for the acceptance of shareholders' requests in writing that their shares be repurchased, the Board of Directors shall decide on the number of shares to be purchased from each shareholder and so notify the registrar of the Company.

30.10 Shares repurchased by the Company in the event of its reorganization shall be redeemed at repurchase. Shares repurchased by the Company in other instances provided under Clause 30.1 hereof shall be at the disposal of the Company. Such shares shall not vote, shall not be counted in the tallying of the quorum or voting results at the general meeting and shall not earn dividends. Such shares shall be sold within one year of the moment of their repurchase; otherwise the general shareholders' meeting shall decide to reduce the charter capital of the Company by redeeming such shares.

**Article 31. Major Transactions**

31.1 The following transactions (including borrowing, lending, pledging and surety transactions) shall be deemed to be major transactions:

a transaction or a series of interrelated transactions connected with the acquisition, alienation or possible alienation by the Company, directly or indirectly, of property with a value of 25 or more percent of the book value of the Company's assets determined according to its accounting statements as of the latest date of record except transactions performed in the usual course of business, transactions related to the placement by subscription (sale) of the Company's common shares and transactions related to the placement of securities subject to state registration and convertible into the Company's common shares.

31.2 The price of the property (services) to be alienated or acquired (the market value of such property) under a major transaction, including subsequent alienation or acquisition, shall be determined by the Board of Directors in the manner provided for under applicable law of the Russian Federation.

31.3 The decision on the approval, including subsequent approval, of a transaction with respect to property valued twenty-five (25) to fifty (50) percent of the book value of the Company's assets shall be made by the Board of Directors by a unanimous vote of the members of the Board of Directors taking part in the meeting or the absentee vote. The votes of retired members of the Board of Directors shall be disregarded.

In the event no unanimity of the Board of Directors on the approval of a major transaction is achieved, the Board of Directors may decide to submit the matter of such major transaction to the general shareholders' meeting for decision.

In such instances the decision to approve a major transaction shall be made by a majority of votes of the shareholders holding voting shares and taking part in the general shareholders' meeting.

31.4 The decision on the approval, including subsequent approval, of a transaction with respect to property valued over fifty (50) percent of the book value of the Company's assets shall be made at the general shareholders' meeting by a three-quarters majority of votes of the shareholders holding voting shares and taking part in the general shareholders' meeting.

31.5 In the event a major transaction is also an interested transaction, only the provisions of Article 32 hereof shall apply.

**Article 32. Interested Transaction**

Transactions (including borrowing, lending, pledging and surety transactions) in which a member of the Board of Directors, the person performing the functions of the Company's one-person executive body (including the provisional one-person executive body of the Company, corporate manager or manager), a member of the Management Board of the Company or a shareholder holding, together with its affiliates, twenty (20) or more percent of the Company's voting shares or the person entitled to issue binding instructions to the Company, i.e., predominantly participating in the charter capital of OAO Rostelecom or having a relevant agreement with OAO Rostelecom under which or under the OAO Rostelecom Charter such person is entitled to issue binding instructions to OAO Rostelecom is interested shall be performed by the Company in accordance with the provisions of this Article.

Such persons shall be deemed interested in the Company's transaction if such persons, their spouses, parents, children, brothers, sisters, half-brothers, half-sisters, adoptive parents, adoptees and/or any of their affiliates;

- are a party to, beneficiaries of, intermediaries in or representatives in such transaction;
- hold (each separately or in aggregate) twenty (20) or more percent of the voting shares (interest or units) in a legal entity which is a party to, beneficiary of, intermediary or representative in such transaction; or
- hold positions in the governing bodies of a legal entity which is a party to, beneficiary of, intermediary or representative in such transaction.

The provisions of this Article of this Charter shall not apply and decision-making to approve the transaction by the Board of Directors or the general shareholders' meeting of the Company under this Article shall not be required:

- with respect to transactions in which all Company's shareholders are interested;
- with respect to the exercise of the preemptive right to acquire shares placed by the Company;
- with respect to the acquisition and repurchase by the Company of placed shares;



- with respect to the reorganization of the Company in the form of merger (accession) if the other company involved in the merger (accession) holds more than three-quarters of all of the Company's placed voting shares.

32.2 The persons specified in Clause 32.1 hereof shall notify the Board of Directors, the Auditing Commission and the external auditor of the Company:

- of the legal entities in which they hold, separately or jointly with their affiliate(s), twenty (20) or more percent of voting shares (interest, units);
- of the legal entities in governing bodies of which they serve; and
- of the transactions they are aware of which they are performing or are to perform and in which they may be recognized as interested parties

32.3 The decision on the approval of an interested transaction shall be made by the Board of Directors or the general shareholders' meeting in the manner provided for under the Law of the Russian Federation "On Joint Stock Companies."

In the event all members of the Board of Directors are recognized as parties interested in a transaction and/or are not disinterested directors, the Board of Directors may, by a majority of votes of the members of the Board of Directors present at the meeting or taking part in the absentee vote, submit the matter of the approval of such transaction and determination of the market value of such property to the general shareholders' meeting of the Company for consideration.

32.4 An interested party shall be liable to the Company for the amount of losses inflicted by it on the Company. In the event several parties are so liable, their liability to the Company shall be joint and several.

32.5 Transactions with legal entities in which Company employees are participants (shareholders, members, contributors, etc.), members or governing bodies or employees shall be performed by decision of the Company's governing body so authorized under the Company's internal regulations and, in the absence of such decision, may be declared invalid.

**Article 33. Affiliates**

33.1 A person shall be recognized as an affiliate in accordance with the requirements of law of the Russian Federation.

33.2 The affiliates of the Company shall notify it in writing of the Company shares they hold, specifying the number and categories (types) of such shares, within ten (10) days of the date of acquisition of such shares.

33.3 In the event the Company sustains a loss of property as a result of the failure of an affiliate to provide such information or as a result of a delay in its provision, the affiliate shall be liable to the Company for the loss so inflicted.

33.4 The Company shall have its affiliates recorded and information about them disclosed in accordance with the requirements of law of the Russian Federation.

**Article 34. Company's Bookkeeping and Accounts**

34.1 The Company shall keep its books and submit financial statements in accordance with the procedure determined under Russian Federation legal acts. The Company shall keep centralized

books to produce financial results for the Company as a whole. Affiliates shall have no separate balance sheets of their own.

34.2 The General Director shall be responsible under Russian Federation legal acts for the organization, condition and authenticity of the Company's books, prompt submission of financial statements to the relevant authorities and provision of information on the operation of the Company to the shareholders and creditors and disclosed in accordance with law of the Russian Federation.

34.3 The accounting policy and the organization of the circulation of documents within the Company and its branches and representative offices shall be determined under an order issued by the General Director.

34.4 The fiscal year of the Company shall be from 1 January to 31 December.

34.5 The accuracy of the data contained in the annual statement of the Company and in its annual accounting statements shall be confirmed by the Auditing Commission of the Company.

Prior to the publication by the Company of the above documents the Company shall engage an external auditor without property-related connections with the Company or its shareholders in order for it to annually verify and confirm the Company's annual financial statements.

34.6 The Company's annual statements shall be subject to preliminary approval by the Board of Directors at least thirty (30) business days prior to the date of the annual general shareholders' meeting.

34.7 The Company shall disclose the information provided for under Clause 92.1 of the Law of the Russian Federation "On Joint Stock Companies."

**Article 35. Company's Documents**

35.1 The Company shall keep the following documents:

- this Charter, duly registered amendments and additions hereto, the resolution on the establishment of the Company and the certificate of the Company's state registration;
- documents evidencing the Company's rights to the property on its balance sheet;
- Company internal regulations approved by the general shareholders' meeting and other governing bodies of the Company;
- regulations on the Company's branches and/or representative offices;
- annual statements;
- prospectuses for the issues of Company shares;
- accounting records;
- accounting statements submitted to relevant authorities;
- minutes of general meetings of shareholders of the Company and meetings of the Board of Directors, the Auditing Commission and the Management Board of the Company;
- lists of the Company's affiliates;
- opinions of the Auditing Commission, the external auditor of the Company and state and municipal financial supervision authorities;
- voting ballots;
- powers of attorney (copies of powers of attorney) issued to the shareholders' representatives for participation in the general shareholders' meeting of the Company;
- reports of independent assessors on matters to be reported on by an independent assessor in accordance with this Charter and law of the Russian Federation;
- lists of persons entitled to take part in the general shareholders' meeting and entitled to receive dividends, as well as other lists drawn up by the Company for the shareholders to



exercise their rights in accordance with the requirements of the Law of the Russian Federation "On Joint Stock Companies";
- issuer's quarterly reports and other documents containing information to be published or otherwise disclosed in accordance with applicable law; and
- other documents provided for under the Company's internal regulations, resolutions of the general shareholders' meeting, the Board of Directors and the Company's executive bodies, as well as documents provided for under applicable law and other legal acts of the Russian Federation.

35.2 The Company shall keep the documents provided for under Clause 35.1 hereof at the location of its executive body or at another location known and accessible to the Company's shareholders, creditors and other interested parties.

35.3 Copies of the documents specified in Clause 35.1 hereof shall be provided upon request containing information about the full name and passport data of the requesting party (full name, location and state registration details for a legal entity), number of the individual account in the register of shareholders of the Company, number and categories (types) of its shares and title of the document requested or its copy; such copies shall be provided in the manner and by the deadlines established under the Company's internal regulations.

**Article 36. Reorganization of the Company**

36.1 The Company may be voluntarily reorganized by decision of the general shareholders' meeting.

Other grounds and procedures for the Company's reorganization shall be determined under applicable law of the Russian Federation.

36.2 The Company may be reorganized by way of merger, accession, division, spin-off or transformation into a different organizational and legal form in the manner provided for under the Law of the Russian Federation "On Joint Stock Companies."

36.3 Aside from instances of reorganization in the form of accession, the Company shall be deemed reorganized as of the moment of state registration of the newly established legal entities.

In the event of the Company's reorganization by way of accession to another company, the former shall be deemed reorganized as of the moment the state registration authority makes an entry on the winding up of the acceded company in the unified state register of legal entities.

36.4 In the event of the Company's reorganization, relevant amendments shall be made to this Charter, and an acknowledgment of transfer or a separation balance sheet shall be drawn up.

The acknowledgment of transfer or separation balance sheet shall contain provision on succession with respect to all of the Company's obligations to all its creditors and debtors.

The acknowledgment of transfer or separation balance sheet shall be approved at the general shareholders' meeting by a majority of votes of the holders of the Company's voting shares taking part in the meeting.

36.5 Within thirty (30) calendar days of the date of the decision to reorganize or, in the event of the Company's reorganization in the form of merger or accession within 30 days of the date the decision on such reorganization is made by the last company involved in such merger or accession, the Company shall give notice of this in writing to its creditors and publish an announcement of the Company's decision on reorganization in a publication which publishes

information on the state registration of legal entities. A creditor shall have the right to claim early termination or performance of the Company's obligations and reimbursement of related damages by giving notice in writing within thirty (30) calendar days of the date the Company notifies the creditor of the reorganization or within thirty (30) calendar days of the date the announcement of the Company's decision to reorganize is published.

In the event the acknowledgment of transfer or separation balance sheet makes it impossible to determine the Company's successor, the legal entities established as a result of such reorganization shall be jointly and severally liable for the obligations of the Company to its creditors.

**Article 37. Liquidation of the Company**

37.1 The Company may be liquidated voluntarily by decision of the general shareholders' meeting or by court decision in the instances and in the manner provided for under applicable law of the Russian Federation.

37.2 In the event of the Company's voluntary liquidation the Board of Directors shall submit the matter of the Company's liquidation and appointment of a liquidation commission to the general shareholders' meeting for decision.

The general shareholders' meeting shall decide to liquidate the Company and appoint a liquidation commission with a numerical membership equal to that of the Board of Directors as determined hereunder.

In the event of involuntary liquidation, the liquidation commission may be appointed by the court which shall also determine its numerical membership.

37.3 As of the moment of its appointment, the liquidation commission shall assume all of the powers to manage the affairs of the Company. The liquidation commission shall represent the Company in court.

The liquidation commission shall be liable under the norms of Russian Federation civil law for losses inflicted on the Company, its shareholders and third parties.

37.4 The liquidation commission shall publish an announcement of the Company's liquidation and the procedure and deadline for the filing of claims by its creditors; such announcement shall be published in press organs which publish information on the registration of legal entities. The deadline for the filing of creditors' claims may not be less than two months from the date of publication of the announcement of the Company's liquidation.

37.5 In the event the Company has no obligations to creditors as of the moment the decision to liquidate the Company is made, its property shall be distributed among the shareholders in accordance with Clause 10.4.3 hereof.

37.6 The liquidation commission shall take steps to identify its creditors and to recover accounts receivable and shall notify its creditors in writing of the Company's liquidation.

37.7 Upon the expiry of the period for the filing of creditors' claims the liquidation commission shall draw up an interim liquidation balance sheet which shall contain information on the composition of the Company's property, the claims filed by creditors and the results of their consideration.



The interim liquidation balance sheet shall be approved by the general shareholders' meeting with the consent of the Company's state registration authority.

37.8 In the event the value of the Company's property is insufficient for settlements with all of the Company's creditors in the event of its voluntary liquidation, the liquidation commission Chairman appointed by the general shareholders' meeting shall apply to an arbitrazh court requesting that a simplified procedure for the bankruptcy of a debtor being liquidated be applied to the Company.

37.9 Payments of cash amounts to the Company's creditors shall be made by the liquidation commission in the order determined under Clause 64.1 of the Russian Federation Civil Code.

37.10 Upon completion of settlements with the creditors, the liquidation commission shall draw up a liquidation balance sheet to be approved by the general shareholders' meeting with the consent of the Company's state registration authority.

37.11 The Company's property remaining after completion of settlements with the creditors shall be distributed by the liquidation commission among the shareholders in the following order of priority:

- first, payments shall be made on shares to be repurchased in accordance herewith;
- second, payments shall be made of dividends accrued but not paid of Type A preferred shares and the par value of Type A preferred shares (liquidation value of Type A preferred shares) shall be paid; and
- third, Company's property shall be distributed among the shareholders holding common shares and Type A preferred shares with due regard for the previously paid par value of Type A preferred shares.

37.12 Property within each category shall be distributed after distribution of property within the previous category is completed.

In the event Company property is insufficient for the payment of accrued but not paid dividends and the liquidation value as determined hereunder to all the shareholders holding preferred shares, the property shall be distributed among the shareholders holding preferred shares pro rata to the number of their shares.

37.13 Liquidation of the Company shall be deemed completed and the Company shall be deemed to have ceased to exist as of the moment the state registration authority (registration authority) makes a relevant entry in the unified state register of legal entities.

Exhibit to the Charter
of the Rostelecom Open Joint Stock Company
for Long-Distance and International Telecommunications

**LIST**
**of Branches and Representative Offices of the Rostelecom Open Joint Stock Company for Long-Distance and International Telecommunications**

Branches:

1. Territorial Center for Long-Distance Communications and Television No.3 (TTsMS-3) (St. Petersburg);
2. Territorial Center for Long-Distance Communications and Television No.5 (TTsMS-5) (Samara);
3. Territorial Center for Long-Distance Communications and Television No.6 (TTsMS-6) (Kirov);
4. Territorial Center for Long-Distance Communications and Television No.8 (TTsMS-8) (Novosibirsk);
5. Territorial Center for Long-Distance Communications and Television No.9 (TTsMS-9) (Rostov-on-Don);
6. Territorial Center for Long-Distance Communications and Television No.12 (TTsMS-12) (Irkutsk);
7. Territorial Center for Long-Distance Communications and Television No.13 (TTsMS-13) (Vologda);
8. Territorial Center for Long-Distance Communications and Television No.14 (TTsMS-14) (Yekaterinburg);
9. Territorial Center for Long-Distance Communications and Television No.15 (TTsMS-15) (Khabarovsk);
10. Territorial Center for Long-Distance Communications and Television No.16 (TTsMS-16) (Saratov);
11. Territorial Center for Long-Distance Communications and Television No.17 (TTsMS-17) (Krasnoyarsk);
12. Territorial Center for Long-Distance Communications and Television No.18 (TTsMS-18) (Yakutsk);
13. Territorial Center for Long-Distance Communications and Television No.19 (TTsMS-19) (Magadan);
14. Territorial Center for Long-Distance Communications and Television No.23 (TTsMS-23) (Petrozavodsk);
15. Territorial Center for Long-Distance Communications and Television No.26 (TTsMS-26) (Tyumen);
16. Chief Center for the Management of Long-Distance Communications and Television (GTsUMS) (Moscow);
17. Long-Distance and International Telephone (MMT) (Moscow);
18. Central Branch of OAO Rostelecom (Moscow);
19. International Communications (MnC RT) (Moscow);
20. Training and Production Center (UPTs RT) (Village of Bekasovo, Naro-Fominsk District, Moscow Region).

Representative Offices:

1. Representative Office in Geneva (Rue de Lausanne 94, 1202 Geneva, Switzerland)
2. Representative office in Erevan, the Republic of Armenia (Erevan, 375010, Nalbadyana, 28).

General Director
OJSC "Rostelecom" Sergei I. Kuznetsov

<u>TRANSLATION</u>

## PRESS RELEASE

Construction of the first phase of
"Baltic Cable System" – "Moscow-St.Petersburg"
is completed.

In June 2002 OJSC "Rostelecom" completed construction of "Moscow-St.Petersburg" section of the "Baltic Cable System" (BCS) FOTS. On July 12, 2002 the acceptance board that included representatives of The Central Directorate for State Control Committee for communication and informatics of the Russian Federation, commissioned the first launching complex of the"Baltic Cable System" (BCS), Phase-1, "Moscow-St.Petersburg".

Putting this section into operation will entail a significant throughput capacity increase on the section between Moscow and St.Petersburg.

During construction current telecom infrastructure of Rostelecom was used, upgraded by modern NEC equipment (Sumitomo Corporation) supporting DWDM technology that provided transit of all-kind data at 2,5 Gbit/sec.

Design work under construction of the first launching complex of the "Baltic Cable System" (BCS), Phase-1 "Moscow-St.Petersburg» was conducted by OJSC "Giprosvyaz" (Moscow). Construction and mounting operations were carried out by general contractors AOOT "Lentelefonstroy" (St-Petersburg) and ZAO "Uzo-Elektro" (Moscow).

Construction of "Baltic Cable System" is operated by Rostelecom jointly with the Swedish Telia International Carrier and was started in December 2001. Full completion of BCS construction is scheduled for November 2002.

It is intended that the new FOTS will be a part of a "Viking" project implemented by Telia, which envisages creation of a worldwide telecommunications network.

At the current stage the BCS project includes two main sections:
"Moscow-St.Petersburg-Kingisepp (Russia)" and "Kingisepp-Logi-Kotka (Finland)". Completion of construction activities on "Moscow-St.Petersburg-Kingisepp" section is scheduled for November 2002, when the section "St.Petersburg-Kingisepp" will be completed. Concurrently another section of BCS "Kingisepp-Logi-Kotka" is under development, where Telia is laying cable on Gulf of Finland seabed.

In accordance with the bilateral agreement signed between Rostelecom and Telia in December 2001, the BCS capacity will be distributed as follows:

- On the section "Moscow-St.Petersburg-Kingisepp", out of six wavelengths Rostelecom will obtain three and Telia – three;
- On the section "Kingisepp-Logi-Kotka", out of six wavelengths Rostelecom will obtain one and Telia – five.

The development of the said BCS section is dictated by the need to set up a high transmission rate international telecommunications link with deployment of high-tech solutions that will help Rostelecom to facilitate broadband digital communication between Russia, Europe and the US.

# TRANSLATION

As a result of realization of the BCS project, Rostelecom will be able to transmit international traffic from Russia to Europe and USA, as well as international traffic from Baltic countries to Europe and Russia, conduct international traffic transit from Eastern and Western Europe, USA and Nordic countries through Russia to Asian countries.

*PRESS RELEASE*

ROSTELECOM

**Moscow, August 2, 2002:** Rostelecom 2002 half-year results in accordance with Russian Accounting Standards.

---

- ***During the first six months of 2002 domestic long-distance traffic volume grew by 13.3%, international outgoing – by 10.4% compared to the same period a year ago;***
- ***Revenue* was up 10.4%**, reaching Rbl 9 963 mn;***
- ***Growth in operating profit was 72% over a year ago, with operating profit amounting to Rbl 4 073 mn;***
- ***Net profit amounted to Rbl 1 584 mn or 53% higher than in the first half of 2001.***

---

Domestic long-distance traffic was up 13.3% versus H1 2001, reaching 3 302.4 million minutes. DLD revenues increased by 43.4%, with revenues from regional operators growing by 92.3%.

Growth in international outgoing traffic was 10.4% over a year ago with traffic reaching 580.8 million minutes. Rostelecom revenues for ILD services offered to end-users and operators in Russia were up 1.2% compared to the same period a year ago.

The key constraint of ILD revenues growth was a decline in international traffic volumes from end-users in Moscow. At the same time, the Company saw steady growth in international traffic from Russian operators – by 28.3% over a year ago. ILD revenues from local operators increased by 22%.

Total revenue reached Rbl 9 963 mn, which is 10.4% higher than last year.

Operating costs during the first six month of 2002 declined by 11.5%, amounting to Rbl 5 890 mn. Depreciation decreased by 17%, EBITDA was up 21.5% or Rbl 6 652 mln.

Operating profit reached Rbl 4 073 mn increasing by 72% over a year ago.

As the Company introduced a more conservative approach towards bad debts, provision for bad debts was formed in the amount of over Rbl 500 mn in H1 2002 RAS financial statements.

This fact accompanied by foreign exchange loss on the Company JPY-denominated debt led to a slower net profit growth. Net profit for the first six months of 2002 increased by 53% compared to the same period a year ago and amounted to Rbl 1 584 mn.

---

* *Excluding VAT*
** *Not adjusted for inflation*

## Balance Sheet, Rbl '000

| | 31.12.2001 | 30.06.2002 | *Change, %* |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets, incl.** | **23 555 048** | **22 108 097** | ***-6,1%*** |
| Intangible assets | 23 | 21 | *-8,7%* |
| Fixed assets | 19 550 604 | 18 215 917 | *-6,8%* |
| Incomplete installations | 2 950 952 | 2 897 006 | *-1,8%* |
| Long-term financial investments | 1 053 469 | 995 153 | *-5,5%* |
| **Current assets, incl.** | **13 419 184** | **14 558 541** | ***8,5%*** |
| Inventories | 1 167 248 | 1 115 102 | *-4,5%* |
| VAT on obtained property | 2 337 482 | 2 020 189 | *-13,6%* |
| Accounts receivable | 7 250 612 | 7 104 374 | *-2,0%* |
| Short-term financial investments | 1 129 842 | 970 042 | *-14,1%* |
| Cash and cash equivalents | 1 534 000 | 3 348 834 | *118,3%* |
| **BALANCE** | **36 974 232** | **36 666 638** | ***-0,8%*** |
| **SHAREHOLDER EQUITY AND LIABILITIES** | | | |
| **Shareholder equity** | **16 298 968** | **17 490 487** | ***7,3%*** |
| **Liabilities, incl.** | **20 675 264** | **19 176 151** | ***-7,3%*** |
| Long-term liabilities | 9 338 977 | 8 131 346 | *-12,9%* |
| Short-term liabilities | 11 336 287 | 11 044 805 | *-2,6%* |
| **BALANCE** | **36 974 232** | **36 666 638** | ***-0,8%*** |

*PRESS RELEASE*

ROSTELECOM

## Profit and Loss Statement, Rbl '000

| | 6 months ended | | |
|---|---|---|---|
| | 30.06.2001 | 30.06.2002 | *Change, %* |
| **Revenue** | **9 023 799** | **9 962 752** | ***10,4%*** |
| Operating costs | -6 657 631 | -5 890 149 | *-11,5%* |
| **Operating profit** | **2 366 168** | **4 072 603** | ***72,1%*** |
| Results of other operating activities | -597 036 | -1 041 290 | *74,4%* |
| Results of other non-sales activities | 102 902 | -913 639 | *n/a* |
| **Profit before tax** | **1 872 034** | **2 117 674** | ***13,1%*** |
| Profit tax | -835 920 | -534 085 | *-36,1%* |
| Extraordinary expenses | -1 183 | | |
| **Net profit** | **1 034 931** | **1 583 589** | ***53,0%*** |

## Key Ratios

| | 6 months ended | |
|---|---|---|
| | **30.06.2001** | **30.06.2002** |
| Operating margin, % | 26,22% | 40,88% |
| EBITDA margin, % | 60,69% | 66,77% |
| Net margin, % | 11,47% | 15,90% |
| | **31.12.2001** | **30.06.2002** |
| Absolute liquidity ratio | 0,24 | 0,41 |
| Financial independence ratio | 0,44 | 0,48 |

***For further details please contact***


*Dmitry Chukseyev*
*Head of PR Department*
*Tel.: 973 9973*
*Fax. 787 2850*
*e-mail: chukseyev@hq.rt.ru*

*Anna Kareva*
*Head of IR*
*Tel.: 973 9920*
*Fax: 787 2850*
*e-mail: kareva@hq.rt.ru*

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act or 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY LONG DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS ROSTELECOM

Date: July 31, 2002

By

V.I.Androsik

Deputy General Director

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act or 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY OF LONG DISTANCE AND INTERNATIONAL COMMUNICATIONS ROSTELECOM

Date: July 31, 2002

By /s/ V.I. Androsik

V.I. Androsik

Deputy General Director